Exhibit 99.22

Execution Version

GCM MINING CORP.

AND

ARIS GOLD CORPORATION

ARRANGEMENT AGREEMENT

DATED JULY 25, 2022

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9.8	Counterparts, Execution	82

9.9	Language	82

SCHEDULE A PLAN OF ARRANGEMENT
SCHEDULE B ARIS ARRANGEMENT RESOLUTION
SCHEDULE C KEY REGULATORY APPROVALS

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated July 25, 2022,

BETWEEN:

GCM MINING CORP., a corporation existing under the laws of British Columbia (“GCM”)

AND:

ARIS GOLD CORPORATION, a corporation existing under the laws of British Columbia ( “Aris”)

WHEREAS:

A.

Each of the Aris Board and the GCM Board have determined that it would be in the best interests of Aris and GCM, respectively, to combine their businesses, to be completed by way of the Plan of Arrangement whereby GCM will directly or indirectly acquire all of the outstanding Aris Shares not currently owned by GCM.

B.

The Aris Board (other than certain interested directors) has unanimously determined that the business combination to be effected by way of the Plan of Arrangement is in the best interests of Aris and that the Consideration Shares to be received by the Aris Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Aris Shareholders (other than GCM). The Aris Board has approved the transactions contemplated by this Agreement and determined to recommend approval of the Plan of Arrangement to the Aris Shareholders.

C.

The GCM Board (other than certain interested directors) has unanimously determined that the business combination to be effected by way of the Plan of Arrangement is in the best interests of GCM. The GCM Board has approved the transactions contemplated by this Agreement and determined to recommend approval of the issuance of the Consideration Shares pursuant to the Arrangement.

D.

In furtherance of such business combination, the Aris Board has agreed to submit the Plan of Arrangement to the Aris Shareholders and the Court for approval and the GCM Board has agreed to submit the Arrangement contemplated hereby to the GCM Shareholders.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry, whether oral or written, from any person (other than a Party or any of its affiliates) made after the date hereof relating to: (i) any acquisition, sale, lease, long-term supply agreement or other arrangement having the same economic effect as a sale, direct or indirect, of: (a) the assets of a Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its subsidiaries taken as a whole (based on the most recently filed financial statements on SEDAR); or (b) 20% or more of any voting or equity securities of a Party, or one or more of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its subsidiaries, taken as a whole; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of a Party; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its subsidiaries, taken as a whole;

“affiliate” has the meaning ascribed to such term in NI 45-106;

“Agreement” means this arrangement agreement as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Aris” has the meaning ascribed to such term in the recitals;

“Aris Arrangement Resolution” means the special resolution of the Aris Shareholders approving the Arrangement to be considered at the Aris Meeting, substantially in the form and content of Schedule B hereto;

“Aris Benefit Plans” means all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, Aris or any of its subsidiaries or in respect of which Aris or any of its subsidiaries has any actual or potential liability;

“Aris Board” means the board of directors of Aris as the same is constituted from time to time;

“Aris Broker Warrants” means the broker warrants of Aris, expiring December 19, 2022, each entitling the holder thereof to purchase one unit of Aris consisting of one Aris Share and one Aris Unlisted Warrant at an exercise price of C$2.00 per unit;

“Aris Circular” means the notice of the Aris Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to, among others, the Aris Shareholders in connection with the Aris Meeting, as amended, supplemented or otherwise modified from time to time, which for greater certainty may be a joint circular with the GCM Circular;

“Aris Convertible Debenture” means the 7.50% convertible senior unsecured debenture of Aris Gold Acquisition Corp., a wholly-owned subsidiary of Aris, issued to GCM with a principal amount of $35 million, as evidenced by certificate no. CD-2022-001;

“Aris Convertible Securities” means the Aris Convertible Debenture, Aris Options and Aris Warrants;

“Aris Data Room Information” means the information contained in the files, reports, data, documents and other materials relating to Aris and its subsidiaries as provided in the electronic data rooms hosted by Aris in connection with the transactions contemplated hereby as of July 23, 2022;

“Aris Deferred Share Unit Plan” means the directors’ deferred share unit plan of Aris dated March 12, 2020;

“Aris Disclosure Letter” means the disclosure letter executed by Aris and delivered to GCM in connection with the execution of this Agreement;

“Aris DSU” means a deferred share unit issued pursuant to the Aris Deferred Share Unit Plan;

“Aris Financial Statements” has the meaning ascribed to such term in Section 3.1(j);

“Aris Gold-Linked Note Indenture” means the trust indenture dated as of November 5, 2020 entered into between Aris and TSX Trust Company, as modified and supplemented by the first supplemental indenture between Aris and TSX Trust Company dated as of February 8, 2022;

“Aris Gold-Linked Notes” means the 7.50% senior secured gold-linked notes of Aris maturing on August 26, 2027, being issued under the Aris Gold-Linked Note Indenture and trading on the NEO under the symbol “ARIS.NT.U”;

“Aris Listed Warrant Indenture” means the warrant indenture dated as of July 29, 2020 entered into between Aris and Odyssey, as modified and supplemented by the first supplemental warrant indenture between Aris and Odyssey dated August 26, 2020 and by the second supplemental warrant indenture between Aris and Odyssey dated December 3, 2020;

“Aris Listed Warrants” means the warrants of Aris issued under the Aris Listed Warrant Indenture, expiring July 29, 2025, each entitling the holder thereof to purchase one Aris Share at an exercise price of C$2.75 per Aris Share and trading on the TSX under the symbol “ARIS.WT”;

“Aris Locked-up Securityholders” means each of the senior officers and directors of Aris;

“Aris Material Contracts” has the meaning ascribed to such term in Section 3.1(u);

“Aris Material Permits” has the meaning ascribed to such term in Section 3.1(v);

“Aris Meeting” means the special meeting of the Aris Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Aris Arrangement Resolution;

“Aris Option Plan” means the incentive stock option plan of Aris approved by the Aris Shareholders on June 25, 2020;

“Aris Optionholders” means the holders of Aris Options;

“Aris Options” means options granted by Aris to purchase Aris Shares pursuant to the Aris Option Plan;

“Aris Performance Share Unit Plan” means the performance share unit plan of Aris dated February 4, 2021;

“Aris Plans” means, collectively, the Aris Benefits Plan, Aris Deferred Share Unit Plan, Aris Option Plan and Aris Performance Share Unit Plan;

“Aris Properties” means the Marmato Project, including the operation of the underground Marmato Mine, the Juby Project and the Soto Norte Project;

“Aris PSU” means a performance share unit issued pursuant to the Aris Performance Share Unit Plan;

“Aris Public Disclosure Record” means all documents and information required to be filed or furnished, as applicable, by Aris under applicable Securities Laws on SEDAR, since February 4, 2021;

“Aris Regulatory Authorities” has the meaning ascribed to such term in Section 3.1(z)(i);

“Aris Regulatory Authorizations” has the meaning ascribed to such term in Section 3.1(z)(ii);

“Aris Shareholder Approval” has the meaning ascribed to such term in Section 2.2(a)(ii);

“Aris Shareholders” means the holders of the Aris Shares;

“Aris Shares” means the common shares of Aris, as currently constituted;

“Aris Special Committee” means the special committee of the board of directors of Aris as the same is constituted from time to time;

“Aris Termination Fee Event” has the meaning ascribed to such term in Section 7.4.5;

“Aris Unlisted Warrant Indenture” means the warrant indenture dated as of December 19, 2019 entered into between Caldas Finance and Odyssey, as modified and supplemented by the supplemental warrant indenture between 1241868 B.C. Ltd., Aris and Odyssey dated February 24, 2020;

“Aris Unlisted Warrants” means the warrants of Aris issued or to be issued under the Aris Unlisted Warrant Indenture upon the exercise of the Aris Broker Warrants, expiring December 19, 2024, each entitling the holder thereof to purchase one Aris Share at an exercise price of C$3.00 per Aris Share;

“Aris Voting Agreements” means the voting agreements (including all amendments thereto) among GCM, Aris and the Aris Locked-up Securityholders setting forth the terms and conditions upon which the Aris Locked-up Securityholders agree to vote their Aris Shares in favour of the Aris Arrangement Resolution;

“Aris Warrants” means the Aris Broker Warrants, the Aris Listed Warrants and the Aris Unlisted Warrants;

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of Aris and GCM, each acting reasonably;

“associate” has the meaning ascribed to such term in the Securities Act;

“BCBCA” means the Business Corporations Act (British Columbia);

“BCSC” means the British Columbia Securities Commission;

“BMO” means BMO Nesbitt Burns Inc.;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or Toronto, Ontario;

“Canaccord Genuity” means Canaccord Genuity Corp.;

“Caldas Finance” means Caldas Finance Corp.;

“Caldas Holding” means Caldas Holding Corp.;

“Change in Recommendation” means the circumstances where, prior to Aris having obtained the Aris Shareholder Approval, in the case of Aris, or GCM having obtained the GCM Shareholder Approval, in the case of GCM, the board of directors of a Party, in a manner adverse to the other Party, fails to recommend or withdraws, amends, modifies, qualifies or fails to reaffirm its recommendation of the Arrangement within five business days (and in any case at least two business days prior to the Aris Meeting or the GCM Meeting, as applicable) after having been requested in writing by such other Party to do so at least five business days prior to the Aris Meeting or the GCM Meeting, as applicable, with the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of ten business days (or beyond the date which is two business days prior to the Aris Meeting or the GCM Meeting, if sooner) being considered an adverse modification;

“Competition Approval” means, as applicable, in accordance with the Pre-Merger Control Laws (i) the acknowledgment of receipt by any competent Governmental Entity, including the SIC, without objection, of the notice submitted in respect to the transactions contemplated hereby, or (ii) the final authorization, issued by the SIC on the transactions contemplated hereby, as a result of a request for authorization (pre-evaluación), as the case may be;

“Concession” means any mining concession, contract, agreement, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which a Party or any of its subsidiaries owns or has a right or option to acquire or use;

“Confidentiality Agreement” means the agreement between GCM and Aris dated June 28, 2022 pursuant to which GCM has been provided with access to confidential information of Aris and Aris has been provided with access to confidential information of GCM;

“Consideration Shares” means the GCM Shares to be issued to the Aris Shareholders pursuant to the Arrangement at a rate of 0.5 of a GCM Share in exchange for each Aris Share;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Aris or GCM or any of their respective subsidiaries is a party or by which Aris or GCM or any of their respective subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“Denarius” means Denarius Metals Corp.;

“Denarius Investor Support Agreement” means the investor support agreement to be entered into by GCM and Denarius providing that, among other things, so as long as GCM owns greater than 20% of Denarius, (i) GCM will have the right to maintain its equity interest in Denaris for a period of two years in the event Denarius were to issue equity securities in connection with an equity financing or non-cash transaction; (ii) GCM will vote in favour of Denarius’ board nominees; (iii) GCM is required for a period of two years to vote in accordance with the recommendations of the Denarius board or management for all matters submitted to the shareholders, except for the following material circumstances where GCM will be entitled to vote at its discretion: (a) any transaction resulting in a change of control of Denarius, (b) any issuer bid, insider bid, or related party transaction, (c) any amendment to the constating documents (other than immaterial changes), or (d) any equity financing or non-cash transaction where dilution, on an issued share basis, is greater than 50%; and (iv) GCM will not transfer or sell, without the prior consent of Serafino Iacono, any securities it holds in Denarius for a period of two years; provided however that if Serafino Iacono resigns voluntarily from the board of GCM prior to the end of the two-year lock-up period GCM will not be restricted from selling any securities it holds in Denarius;

“Depositary” means any trust company, bank or financial institution jointly selected by GCM and Aris, acting reasonably, for the purpose of, among other things, exchanging certificates representing Aris Shares for certificates representing Consideration Shares in connection with the Arrangement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Echandia Mining Title” means the area of approximately 59.4 hectares covered by a contract awarded by the National Mining Agency of Colombia to Minera Croesus S.A.S., an indirect, wholly-owned subsidiary of GCM, under contract registration number RPP_357 in Marmato, Caldas Department, Colombia, as more fully described in the Aris Public Disclosure Record;

“Effective Date” means the date upon which all of the conditions to completion of the Arrangement as set forth in this Agreement have been satisfied or waived and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the Parties hereto, acting reasonably;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“Environmental Liabilities” means, with respect to any person, all liabilities, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, (including punitive damages, property damages, consequential damages and treble damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, closure plan, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement, in form and substance acceptable to Aris and GCM, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Aris and GCM, each acting reasonably) on appeal;

“Form 51-102F5” means Form 51-102F5 as prescribed in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

“Formal Valuation” means the formal valuation prepared by BMO for the Aris Special Committee (and which can be relied upon by the other non-conflicted members of the Aris Board) in accordance with and pursuant to MI 61-101 that, among other things, provides a valuation of the Aris Shares and the GCM Shares;

“GCM” has the meaning ascribed to such term in the recitals;

“GCM Benefit Plans” means all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, GCM or any of its subsidiaries or in respect of which GCM or any of its subsidiaries has any actual or potential liability;

“GCM Board” means the board of directors of GCM as the same is constituted from time to time;

“GCM Management Termination Payments” means the payments payable to certain executives of GCM whose employment will be terminated upon the Arrangement becoming effective, as set forth in Schedule 4.1(cc)(ii) of the GCM Disclosure Letter;

“GCM Circular” means the notice of the GCM Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the GCM Shareholders in connection with the GCM Meeting, as amended, supplemented or otherwise modified from time to time, which for greater certainty may be a joint circular with the Aris Circular;

“GCM Convertible Debenture Indenture” means the trust indenture dated April 4, 2019, as amended on March 24, 2021, entered into between GCM and TSX Trust Company;

“GCM Convertible Debentures” means the 8.0% convertible unsecured subordinated debentures of GCM due April 5, 2024 issued under the GCM Convertible Debenture Indenture;

“GCM Convertible Securities” means the GCM Convertible Debentures, GCM Options, GCM Warrants and Gold X Warrants;

“GCM Data Room Information” means the information contained in the files, reports, data, documents and other materials relating to GCM and its subsidiaries as provided in the electronic data room hosted by GCM in connection with the transactions contemplated hereby as of July 23, 2022;

“GCM Deferred Share Unit Plan” means the directors’ deferred share unit plan of GCM dated March 27, 2019;

“GCM Disclosure Letter” means the disclosure letter executed by GCM and delivered to Aris in connection with the execution of this Agreement;

“GCM DSU” means a deferred share unit issued pursuant to the GCM Deferred Share Unit Plan;

“GCM Financial Statements” has the meaning ascribed to such term in Section 4.1(j);

“GCM Listed Warrant Indenture” means the warrant indenture dated as of April 30, 2018 entered into between GCM and TSX Trust Company;

“GCM Listed Warrants” means the warrants of GCM issued under the GCM Listed Warrant Indenture, expiring April 30, 2024, each entitling the holder thereof to purchase one GCM Share at an exercise price of C$2.21 per GCM Share and trading on the TSX under the symbol “GCM.WT.B”;

“GCM Locked-up Shareholders” means each of the senior officers and directors of GCM;

“GCM Material Contracts” has the meaning ascribed to such term in Section 4.1(u);

“GCM Material Permits” has the meaning ascribed to such term in Section 4.1(v);

“GCM Meeting” means the special meeting of the GCM Shareholders, including any adjournment or postponement thereof, to be called and held to consider and, if thought appropriate, approve the GCM Resolution;

“GCM Option Plan” means the incentive stock option plan of GCM approved by the GCM Shareholders on June 4, 2020;

“GCM Options” means options granted by GCM to purchase GCM Shares pursuant to the GCM Option Plan;

“GCM Performance Share Unit Plan” means the performance share unit plan of GCM dated March 27, 2019;

“GCM Plans” means, collectively, the GCM Benefits Plan, GCM Deferred Share Unit Plan, GCM Option Plan and GCM Performance Share Unit Plan;

“GCM Properties” means the Segovia Operations, the Toroparu Project, the Zona Alta Property and the Lo Increíble Properties;

“GCM PSU” means a performance share unit issued pursuant to the GCM Performance Share Unit Plan;

“GCM Public Disclosure Record” means all documents and information required to be filed or furnished, as applicable, by GCM under applicable Securities Laws on SEDAR during the three years prior to the date hereof;

“GCM Regulatory Authorities” has the meaning ascribed to such term in Section 4.1(z)(i);

“GCM Regulatory Authorizations” has the meaning ascribed to such term in Section 4.1(z)(ii);

“GCM Resolution” means the ordinary resolution of the holders of outstanding GCM Shares approving the issuance of the Consideration Shares pursuant to the Arrangement;

“GCM Series 1 Preferred Shares” means the series 1 preferred shares in the capital of GCM to be created as a series of the preferred shares in the capital of GCM and to be issued to Caldas Holding under the Plan of Arrangement;

“GCM Shareholder Approval” means the approval of the GCM Resolution by: (A) a simple majority of the votes cast in respect of the GCM Resolution by GCM Shareholders present in person or by proxy at the GCM Meeting, as required by the TSX; and (B) a majority of the votes cast by the GCM Shareholders present in person or by proxy at the GCM Meeting excluding for this purpose votes attached to the GCM Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101, if required;

“GCM Shareholders” means the holders of outstanding GCM Shares;

“GCM Shares” means the common shares of GCM, as currently constituted;

“GCM Special Committee” means the special committee of the board of directors of GCM as the same is constituted from time to time;

“GCM Termination Fee Event” has the meaning ascribed to such term in Section 7.4.6;

“GCM Unlisted Warrants” means the GCM Unlisted Warrants Series A and the GCM Unlisted Warrants Series B;

“GCM Unlisted Warrants Series A” means the warrants of GCM, expiring November 5, 2023, each entitling the holder thereof to purchase one GCM Share at an exercise price of C$5.40 per GCM Share;

“GCM Unlisted Warrants Series B” means the warrants of GCM, expiring February 6, 2023, each entitling the holder thereof to purchase one GCM Share at an exercise price of C$6.50 per GCM Share;

“GCM Unsecured Note Indenture” means the indenture dated as of August 9, 2021 entered into between GCM, Gran Colombia Gold Segovia S.A., ETK Inc. and The Bank of New York Mellon;

“GCM Unsecured Notes” means the 6.875% senior unsecured notes of GCM due August 9, 2026 issued under the GCM Unsecured Note Indenture and trading on the Singapore Exchange under the symbol “GCM:CN”;

“GCM Voting Agreements” means the voting agreements (including all amendments thereto) among Aris, GCM and the GCM Locked-up Shareholders setting forth the terms and conditions upon which the GCM Locked-up Shareholders agree to vote their GCM Shares in favour of the GCM Resolution;

“GCM Warrants” means the GCM Listed Warrants and the GCM Unlisted Warrants;

“Gold X” means Gold X Mining Corp., a wholly-owned subsidiary of GCM;

“Gold X Series B Warrants” means the warrants of Gold X, expiring October 12, 2022, each entitling the holder thereof to purchase 0.6948 GCM Shares at an exercise price of C$4.00 per such warrant;

“Gold X Series C Warrants” means the warrants of Gold X, expiring January 23, 2023, each entitling the holder thereof to purchase 0.6948 GCM Shares at an exercise price of C$4.00 per such warrant;

“Gold X Series D Warrants” means the warrants of Gold X, expiring July 20, 2023, each entitling the holder thereof to purchase 0.6948 GCM Shares at an exercise price of C$3.20 per such warrant;

“Gold X Series E Warrants” means the warrants of Gold X, expiring June 12, 2024, each entitling the holder thereof to purchase 0.6948 GCM Shares at an exercise price of C$1.32 per such warrant;

“Gold X Series F Warrants” means the warrants of Gold X, expiring August 27, 2024, each entitling the holder thereof to purchase 0.6948 GCM Shares at an exercise price of C$2.80 per such warrant;

“Gold X Warrants” means the Gold X Series B Warrants, the Gold X Series C Warrants, the Gold X Series D Warrants, the Gold X Series E Warrants and the Gold X Series F Warrants;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the TSX, the Singapore Exchange and the NEO;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined under any Environmental Law;

“IFRS” means, at the relevant time, International Financial Reporting Standards as issued by the International Accounting Standards Board, prepared on a consistent basis;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Intellectual Property” means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of a Party or a material subsidiary of a Party;

“Interim Order” means the interim order of the Court, to be issued following the application therefor contemplated by Section 2.2(a) of this Agreement, in form and substance acceptable to Aris and GCM, each acting reasonably, providing for, among other things, the calling and holding of the Aris Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court with the consent of Aris and GCM, each acting reasonably;

“Investor Agreement” means the investor agreement between GCM and Aris dated December 3, 2020;

“Juby Project” means the advanced exploration-stage gold project located approximately 15 km west-southwest of the town of Gowganda and 100 km south-southeast of the Timmins gold camp within the Shining Tree area in the southern part of the Abitibi greenstone belt in Ontario, Canada, as more fully described in the Aris Public Disclosure Record;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an order prohibiting closing being made) of Governmental Entities as set out in Schedule C hereto;

“Key Consents” means those consents and approvals required from a party to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, as set out in the GCM Disclosure Letter and the Aris Disclosure Letter, as applicable;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person(s) or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person(s) or its or their business, undertaking, property or securities;

“Legal Proceedings” means any litigation, action, application, suit, investigation, inquiry, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory, criminal or arbitration proceeding or other similar proceeding, before or by any Governmental Entity (including any appeal or review thereof and any application for leave for appeal or review);

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Lo Increíble Properties” means the Lo Increíble 4A and 4B mining contract in the El Callao municipality of the State of Bolivar in Venezuela, as more fully described in the GCM Public Disclosure Record;

“Lower Mine” means the currently undeveloped mineral resources and reserves located at the Zona Baja Mining Title at the Marmato Project, consisting of porphyry material below 950 m elevation, as more fully described in the Aris Public Disclosure Record;

“Marmato Project” means the gold-silver project owned by Caldas Gold Marmato S.A.S., an indirect, wholly-owned subsidiary of Aris, consisting of the Upper Mine, the existing 1,200 tonnes per day (tpd) processing plant and the area encompassing the Upper Mine and Lower Mine, all located within the mining license area referred to as the Zona Baja Mining Title, as well as (i) the right to mine in the lower portion of the Echandia Mining Title granted by Minera Croesus, S.A.S., an indirect, wholly-owned subsidiary of GCM, pursuant to the operating agreement dated September 15, 2017, as amended on July 24, 2020 and on November 6, 2020 (and as may be further amended from time to time), between Caldas Gold Marmato S.A.S. and Minera Croesus S.A.S., relating to the right to mine in the lower portion of the Echandia Mining Title, and (ii) the right to mine below 1,300 metres above mean sea level in the area of mining concession CHG-081, granted by Minerales Andinos de Occidente S.A.S., an indirect, wholly owned subsidiary of GCM, pursuant to a side letter dated March 3, 2021, all as more fully described in the Aris Public Disclosure Record;

“Material Adverse Effect” means, in respect of any Party (the “Subject Party”), any change, effect, event or occurrence that either individually or in the aggregate with other such changes, effects, events or occurrences, is material and adverse to the business, operations, results of operations, assets, properties, condition (financial or otherwise) or liabilities of that person and its subsidiaries, on a consolidated basis, except any change, effect, event or occurrence resulting from or relating to:

(a)

changes, developments or conditions in or relating to general international or Canadian, United States, Colombian, Guyanese or Venezuelan political, economic, financial, banking, currency exchange or capital market conditions;

(b)	any change or proposed change in any Laws or the interpretation, application or non- application of any Laws by any Governmental Entity;

(c)	changes or developments affecting the global mining or gold mining industry in general;

(d)	any changes in the price of gold;

(e)	any generally applicable changes in IFRS as incorporated in the Handbook of the Canadian Institute of Chartered Accountants;

(f)

any act of civil unrest, civil disobedience, war, terrorism, cyberterrorism, military activity, sabotage or cybercrime, including an outbreak or escalation of hostilities involving any Governmental Entity or the declaration by any Governmental Entity of a national emergency or war, or any worsening or escalation of any such conditions threatened or existing on the date of this Agreement;

(g)	any hurricane, flood, tornado, earthquake or other natural disaster, man-made disaster or comparable event;

(h)

the commencement or continuation of any epidemic, pandemic, disease outbreak (including COVID-19), other outbreak of illness, health crisis or public health event including the escalation or worsening thereof;

(i)

any action taken (or omitted to be taken) by the Subject Party or any of its subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement or applicable Law (including commercially reasonable actions for the Subject Party or any of its subsidiaries to take or refrain from taking in the operation of their business as a result of COVID-19 in order to comply with the provisions of any health, quarantine, “shelter in place”, “stay at home”, workforce reduction, social or physical distancing, shut down, closure, sequester, safety or similar Laws or guidelines promulgated by any Governmental Entity in connection with COVID-19);

(j)	any action taken (or omitted to be taken) by a Party or any of its subsidiaries which is expressly consented to by the other Party in writing;

(k)

a change in the market price or trading volume of the Aris Shares or GCM Shares (provided that the underlying cause of any such change may be taken into account in determining whether there has been a Material Adverse Effect);

(l)

a change attributable to the execution, announcement, pendency or performance of the transactions contemplated hereby (including, without limitation: any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Subject Party or any of its subsidiaries with any of the Subject Party’s current or prospective shareholders; and any litigation relating to or resulting from this Agreement or the transactions contemplated hereby);

(m)	a change relating to exchange rates; or

(n)

any failure by the Subject Party or any of its subsidiaries to meet any public estimates or expectations regarding its revenues, earnings or other financial performance or results of operations (provided that the underlying cause of any such change may be taken into account in determining whether there has been a Material Adverse Effect);

provided, however, that each of clauses (a) through (h) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) Aris (and its subsidiaries, taken as a whole) or GCM (and its subsidiaries, taken as a whole) or disproportionately adversely affect Aris (and its subsidiaries, taken as a whole) or GCM (and its subsidiaries, taken as a whole) in comparison to other persons of a similar size who operate in the gold mining industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

“Material Contract” means, in respect of any person, any Contract to which such person or one or more of its subsidiaries is party: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such person; (ii) under which such person or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than Ordinary Course endorsements for collection) in excess of $5 million in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $5 million; (iv) providing for the establishment, organization or formation of any joint venture that is material to it; (v) under which such person or any of its subsidiaries is obligated to make or expects to receive payments in excess of $5 million over the remaining term of the contract; (vi) that limits or restricts such person or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; or (vii) that is otherwise material to such person and its subsidiaries, considered as a whole; and, for greater certainty, with respect to Aris, includes the Material Contracts listed in Schedule 3.1(u) of the Aris Disclosure Letter and, with respect to GCM, includes the Material Contracts listed in Schedule 4.1(u) of the GCM Disclosure Letter;

“material fact” has the meaning ascribed to such term in the Securities Act;

“material subsidiary” means, in the case of Aris, those subsidiaries of Aris described in Schedule 3.1(h) of the Aris Disclosure Letter as being material subsidiaries of Aris and, in the case of GCM, those subsidiaries of GCM described in Schedule 4.1(h) of the GCM Disclosure Letter as being material subsidiaries of GCM;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

“NEO” means the NEO Exchange Inc.;

“NI 45-106” means National Instrument 45-106 — Prospectus Exemptions of the Canadian Securities Administrators;

“Odyssey” means Odyssey Trust Company;

“Ordinary Course”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person;

“OTCQX” means the OTCQX® Best Market in the United States;

“Outside Date” means December 15, 2022 or such later date as may be agreed to in writing by the Parties;

“Party” means any of Aris or GCM, as the case may be, and “Parties” means both of them, collectively;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court;

“Pre-Merger Control Laws” means any pre-merger control Applicable Laws including those related to competition or anti-trust, of any Governmental Entity, including Law 155 of 1959, Law 1340 of 2009 and Resolution 10930 of 2015 of the SIC;

“Qualified Person” shall have the meaning ascribed to such term in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“Registrar” has the meaning ascribed to such term in the BCBCA;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Representatives” has the meaning ascribed to such term in Section 7.2.1;

“Response Period” has the meaning ascribed to such term in Section 7.3.1(b);

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada;

“Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators and available for public view at www.sedar.com;

“Segovia Operations” means the mining rights consisting of (i) one private mining property and two exploration licenses with a total area of 2,907 ha, and including three operating mines (El Silencio, Providencia and Sandra K), located in the municipalities of Segovia and Remedios, Department of Antioquia, Colombia, and (ii) seven exploration and mining concession contracts comprising an area of approximately 6,000 ha, all as more fully described in the GCM Public Disclosure Record;

“SIC” means the Superintendence of Industry and Commerce of Colombia (Superintendencia de Industria y Comercio);

“Singapore Exchange” means The Singapore Exchange Limited;

“Soto Norte Project” means the advanced exploration-stage underground gold project located in the department of Santander, Colombia, as more fully described in the Aris Public Disclosure Record;

“SubCo” has the meaning ascribed to such term in Section 5.8(a);

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal made by a third party after the date of this Agreement that relates to the acquisition of 100% of the outstanding voting shares of a Party (the “Target”) (other than voting shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of the Target and its subsidiaries, taken as a whole; and

(a)	that complies with applicable Laws and did not result from or involve a breach of Section 7.2;

(b)

that is not subject to a financing condition and in respect of which any funds or other consideration necessary to complete such Acquisition Proposal have been demonstrated to the satisfaction of the Target board of directors, acting in good faith (after consultation with its financial advisor(s) and outside legal counsel), to have been obtained or are reasonably likely to be obtained to fund completion of such Acquisition Proposal at the time and on the basis set out therein;

(c)	that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal;

(d)	that, in the case of an Acquisition Proposal to acquire 100% of the outstanding voting shares of the Target, is made available to all shareholders of the Target on the same terms and conditions;

(e)	that is not subject to a due diligence condition; and

(f)

in respect of which the Target’s board of directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that having regard for all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of its voting shares from a financial point of view than the Arrangement;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Taxes” mean any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not;

“Termination Fee” has the meaning ascribed to such term in Section 7.4.4;

“Toroparu Project” means the gold and copper exploration project consisting of the Toroparu deposit and the Sona Hill deposit located in the Upper Puruni River area Region 7 of western Guyana, as more fully described in the GCM Public Disclosure Record;

“Transaction Personal Information” has the meaning ascribed to such term in Section 9.1;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“Unrestricted Subsidiary” has the meaning ascribed thereto in the GCM Unsecured Note Indenture;

“Upper Mine” means Aris’ current underground producing mine at the Marmato Project, located within the Zona Baja Mining Title and operating from levels 16 through 21 using existing mining methodology (cut and fill) and includes the mining of the Lower Mine above an elevation of 950 m elevation, as more fully described in the Aris Public Disclosure Record;

“Zona Alta Property” means the property located in the Zona Alta at Marmato, Colombia acquired by GCM in connection with the acquisition of all of the issued and outstanding securities of Medoro Resources Ltd. by GCM in connection with the arrangement agreement entered into by GCM and Medoro Resources Ltd., dated April 13, 2011 (as amended and restated as of May 4, 2011) and including several small mining titles and works subsequently acquired in the area, as more fully described in the GCM Public Disclosure Record; and

“Zona Baja Mining Title” means the exploration and mining contract for gold and silver (contrato en virtud de aporte) with an area of approximately 952.6 ha and dated April 4, 1989, entered into between the Empresa Colombiana de Minas (later denominated Empresa Nacional Minera Ltda.) and Dominguez Saieh Compañia Ltda. and later assigned to Mineros Nacionales S.A. (now Caldas Gold Marmato S.A.S.), as extended, amended and restated on February 1, 2020, under contract registration number 014-89M and mining title registration number GAFL-11 in the Municipality of Marmato, Caldas Department, Colombia, acquired by Aris in connection with a certain arm’s length reverse takeover transaction as more fully described in the Aris Public Disclosure Record.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and Schedules, and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and “$” refers to United States dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS, consistently applied.

1.7	Knowledge

In this Agreement, references to “the knowledge of Aris” means the actual knowledge of Neil Woodyer, Doug Bowlby and Robert Eckford in each case after reasonable enquiry within Aris and its subsidiaries and references to “the knowledge of GCM” means the actual knowledge of Serafino Iacono, Lombardo Paredes Arenas and Mike Davies, in each case after reasonable enquiry within GCM and its subsidiaries.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	—	Plan of Arrangement

Schedule B	—	Aris Arrangement Resolution

Schedule C	—	Key Regulatory Approvals

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement and Meetings

(a)	Aris and GCM agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

(b)

Unless one or both of the Aris Meeting and the GCM Meeting is postponed or adjourned in accordance with the terms of this Agreement, Aris and GCM agree that the Aris Meeting and the GCM Meeting shall be held on the same day, and agree to take such reasonable actions from time to time as may be necessary in order to ensure that this occurs.

2.2	Court Orders

Aris shall apply to the Court, in a manner acceptable to GCM, acting reasonably, pursuant to the BCBCA for the Interim Order and the Final Order as follows:

(a)

As soon as reasonably practicable following the date of execution of this Agreement, Aris shall file, proceed with and diligently pursue an application to the Court for the Interim Order which shall provide, among other things:

(i)	the class of persons to whom notice is to be provided in respect of the Arrangement and the Aris Meeting and the manner in which such notice is to be provided;

(ii)

that the requisite approval for the Aris Arrangement Resolution shall be: (A) 66 % of the votes cast on the Aris Arrangement Resolution by the Aris Shareholders present in person or by proxy at the Aris Meeting, and (B) a majority of the votes cast by the Aris Shareholders present in person or by proxy at the Aris Meeting excluding for this purpose votes attached to the Aris Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101, if required (collectively, the “Aris Shareholder Approval”);

(iii)	that in all other respects, the terms, conditions and restrictions of Aris’ constating documents, including quorum requirements and other matters, shall apply in respect of the Aris Meeting;

(iv)	for the grant of Dissent Rights only to registered holders of the Aris Shares;

(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Aris Meeting may be adjourned or postponed from time to time by the management of Aris in accordance with the terms of this Agreement without the need for additional approval of the Court;

(vii)	confirmation of the record date for the purposes of determining the Aris Shareholders entitled to notice of and to vote at the Aris Meeting;

(viii)

that the record date for Aris Shareholders entitled to notice of and to vote at the Aris Meeting will not, unless agreed to in writing by GCM and Aris, change in respect of any adjournment(s) of the Aris Meeting;

(ix)

that the Parties intend to rely upon the Section 3(a)(10) Exemption, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to the Aris Shareholders, with respect to the issuance of the Consideration Shares pursuant to the Arrangement, to implement the transactions contemplated hereby in respect of the Aris Shareholders;

(x)

that each Aris Shareholder and any other affected person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response within a reasonable time; and

(xi)	for such matters as the Parties may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

(b)

Subject to obtaining the approvals contemplated by the Interim Order, and as may be directed by the Court in the Interim Order, Aris shall take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

2.3	Aris Meeting

Subject to receipt of the Interim Order and the terms of this Agreement:

(a)	Aris agrees to convene and conduct the Aris Meeting in accordance with the Interim Order, Aris’ constating documents, Section 2.1(b) hereof and applicable Laws on or before September 30, 2022.

(b)

Aris, promptly after obtaining the Interim Order, shall cause the Aris Circular and such other documents to be filed and sent to each Aris Shareholder and other person as required by the Interim Order and Law, in each case so as to permit the Aris Meeting to be held by the date specified in Section 2.3(a) and in accordance with this Section 2.3 and Section 2.5, respectively.

(c)

Aris will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Aris Arrangement Resolution and against any resolution submitted by any Aris Shareholder that is inconsistent with the Aris Arrangement Resolution or the completion of any of the transactions contemplated by this Agreement, including, if so requested by GCM and determined by Aris to be prudent in the circumstances, using proxy solicitation services.

(d)

Aris will advise GCM as GCM may reasonably request, and at least on a daily basis on each of the last ten business days prior to the date of the Aris Meeting, as to the tally of the proxies received by Aris in respect of the Aris Arrangement Resolution.

(e)

Except to comply with Section 2.1(b) or Section 7.3.4 hereof, Aris will not adjourn, postpone or cancel the Aris Meeting without the prior written consent of GCM and the obligations of Aris under this Section 2.3(e) will not be affected by the commencement, public proposal, public disclosure or communications to Aris or another person of any Acquisition Proposal relating to Aris.

(f)

Aris will promptly advise GCM of any written notice of dissent or purported exercise by any Aris Shareholder of Dissent Rights received by Aris in relation to the Aris Arrangement Resolution and any withdrawal of Dissent Rights received by Aris and, subject to applicable Law, any written communications sent by or on behalf of Aris to any Aris Shareholder exercising or purporting to exercise Dissent Rights in relation to the Aris Arrangement Resolution.

(g)

Aris will not waive any failure by any holder of Aris Shares to timely deliver a notice of exercise of Dissent Rights, make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of GCM.

(h)

Aris will promptly advise GCM of receipt of any communication (written or oral) from any Aris Shareholder or any other securityholder of Aris in opposition to the Arrangement (other than non-substantive communications).

(i)

Promptly upon the request of GCM, Aris will use its commercially reasonable efforts to prepare or cause to be prepared and provide to GCM a list of Aris Shareholders of all classes, as well as a security position listing from each depositor of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to GCM thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

2.4	Aris Circular

(a)

Aris shall prepare the Aris Circular in compliance with applicable Securities Laws and file the Aris Circular as soon as practicable, in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof.

(b)	Aris shall ensure that the Aris Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Aris Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to GCM and its affiliates) and shall provide Aris Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Aris Meeting. Subject to Section 7.2, the Aris Circular will include the unanimous recommendation of the Aris Board that the Aris Shareholders vote in favour of the Aris Arrangement Resolution, a statement that each director of Aris intends to vote all of such director’s Aris Shares (including any Aris Shares issued upon the exercise of any Aris Convertible Securities) in favour of the Aris Arrangement Resolution, subject to the other terms of this Agreement and the Aris Voting Agreements, and all statements that, in the reasonable judgement of the Parties and their legal counsel, are required to allow the Parties to rely on the Section 3(a)(10) Exemption.

(c)

GCM will furnish to Aris all such information regarding GCM, its affiliates and the Consideration Shares, as may be reasonably required by Aris (including, as required by MI 61-101 and section 14.2 of Form 51-102F5) in the preparation of the Aris Circular and other documents related thereto. GCM shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons and its auditors to the use of any financial or technical information required to be included in the Aris Circular. GCM shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Aris Circular in order to make any information so furnished or any information concerning GCM not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning GCM.

(d)

GCM and its legal counsel shall be given a reasonable opportunity to review and comment on the Aris Circular, prior to the Aris Circular being printed and mailed to the Aris Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by GCM and its counsel, provided that all information relating solely to GCM included in the Aris Circular shall be in form and content satisfactory to GCM, acting reasonably. Aris shall provide GCM with a final copy of the Aris Circular prior to mailing to the Aris Shareholders.

(e)

Aris and GCM shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Aris only with respect to Aris and in the case of GCM only with respect to GCM) that the Aris Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Aris Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Aris Circular, as required or appropriate, and Aris shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Aris Circular to the Aris Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

(f)	Aris shall keep GCM informed of any requests or comments made by Securities Authorities in connection with the Aris Circular.

(g)

In the event that the Aris Circular and the GCM Circular are combined in a joint circular, each Party shall have the right, in its sole discretion, to elect to prepare a separate “Letter to Shareholders” and “Background” section for inclusion in the joint circular, and in such circumstances, such Party will provide the other Party and its legal counsel with a reasonable opportunity to review and comment on such disclosure and will give reasonable consideration to such comments.

2.5	GCM Meeting

Subject to the terms of this Agreement:

(a)	GCM agrees to convene and conduct the GCM Meeting in accordance with GCM’s constating documents, Section 2.1(b) hereof and applicable Laws on or before September 30, 2022.

(b)

GCM, promptly after Aris obtains the Interim Order, shall cause the GCM Circular and such other documents to be filed and sent to each GCM Shareholder and other person as required by the Interim Order and Law, in each case so as to permit the GCM Meeting to be held by the date specified in Section 2.5(a) and in accordance with this Section 2.5 and Section 2.3, respectively.

(c)

GCM will use its commercially reasonable efforts to solicit proxies in favour of the approval of the GCM Resolution and against any resolution submitted by any GCM Shareholder that is inconsistent with the GCM Resolution or the completion of any of the transactions contemplated by this Agreement, including, if so requested by Aris and determined by GCM to be prudent in the circumstances, using proxy solicitation services.

(d)

GCM will advise Aris as Aris may reasonably request, and at least on a daily basis on each of the last ten business days prior to the date of the GCM Meeting, as to the tally of the proxies received by GCM in respect of the GCM Resolution.

(e)

Except to comply with Section 2.1(b) or Section 7.3.4 hereof, GCM will not adjourn, postpone or cancel the GCM Meeting without the prior written consent of Aris and the obligations of GCM under this Section 2.5(e) will not be affected by the commencement, public proposal, public disclosure or communications to GCM or another person of any Acquisition Proposal relating to GCM.

(f)

GCM will promptly advise Aris of receipt of any communication (written or oral) from any GCM Shareholder or any other securityholder of GCM in opposition to the Arrangement (other than non-substantive communications).

(g)

Promptly upon the request of Aris, GCM will use its commercially reasonable efforts to prepare or cause to be prepared and provide to Aris a list of GCM Shareholders of all classes, as well as a security position listing from each depositor of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to Aris thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

2.6	GCM Circular

(a)

GCM shall prepare the GCM Circular in compliance with applicable Securities Laws and file the GCM Circular as soon as practicable, in all jurisdictions where the same is required to be filed and mail the same in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof.

(b)

GCM shall ensure that the GCM Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the GCM Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Aris and its affiliates) and shall provide GCM Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the GCM Meeting. Subject to Section 7.2, the GCM Circular will include the unanimous recommendation of the GCM Board that GCM Shareholders vote in favour of the GCM Resolution, a statement that each director of GCM intends to vote all of such director’s GCM Shares (including any GCM Shares issued upon the exercise of any GCM Convertible Securities) in favour of the GCM Resolution, subject to the other terms of this Agreement and the GCM Voting Agreements, and all statements that, in the reasonable judgement of the Parties and their legal counsel, are required to allow the Parties to rely on the Section 3(a)(10) Exemption.

(c)

Aris will furnish to GCM all such information regarding Aris, its affiliates and the Aris Shares as may be reasonably required by GCM (including, as required by MI 61-101 and section 14.2 of Form 51-102F5) in the preparation of the GCM Circular and other documents related thereto. Aris shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons and its auditors to the use of any financial or technical information required to be included in the GCM Circular. Aris shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the GCM Circular in order to make any information so furnished or any information concerning Aris not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning Aris.

(d)

Aris and its legal counsel shall be given a reasonable opportunity to review and comment on the GCM Circular, prior to the GCM Circular being printed and mailed to the GCM Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Aris and its counsel, provided that all information relating solely to Aris included in the GCM Circular shall be in form and content satisfactory to Aris, acting reasonably. GCM shall provide Aris with a final copy of the GCM Circular prior to mailing to the GCM Shareholders.

(e)

Aris and GCM shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Aris only with respect to Aris and in the case of GCM only with respect to GCM) that the GCM Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the GCM Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the GCM Circular, as required or appropriate, and GCM shall promptly mail or otherwise publicly disseminate any amendment or supplement to the GCM Circular to the GCM Shareholders and, if required by applicable Laws, file the same with the Securities Authorities and as otherwise required.

(f)	GCM shall keep Aris informed of any requests or comments made by Securities Authorities in connection with the GCM Circular.

(g)	In the event that the GCM Circular and the Aris Circular are combined in a joint circular, each Party shall have the right, in its sole discretion, to elect to prepare a separate “Letter to Shareholders” and “Background” section for inclusion in the joint circular, and in such circumstances, such Party will provide the other Party and its legal counsel with a reasonable opportunity to review and comment on such disclosure and will give reasonable consideration to such comments.

2.7	Solicitation of Proxies

GCM may, at any time, directly or through a soliciting dealer or proxy solicitation agent, actively solicit proxies in favour of the Aris Arrangement Resolution. Aris may, at any time, directly or through a soliciting dealer or proxy solicitation agent, actively solicit proxies in favour of the GCM Resolution.

2.8	Final Order

If: (i) the Interim Order is obtained; (ii) the Aris Arrangement Resolution is passed at the Aris Meeting by the Aris Shareholders as provided for in the Interim Order and as required by applicable Law; and (iii) the GCM Shareholder Approval is obtained, subject to the terms of this Agreement, Aris shall as soon as reasonably practicable thereafter and in any event within three business days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 291 of the BCBCA.

2.9	Court Proceedings

Subject to the terms of this Agreement, GCM will cooperate with, assist and consent to Aris seeking the Interim Order and the Final Order, including by providing Aris on a timely basis any information required to be supplied by GCM in connection therewith. Aris shall diligently pursue, and GCM shall cooperate with Aris in diligently pursuing, the Interim Order and the Final Order and each of them shall oppose any proposal from any third party that the Final Order contain any provision inconsistent with this Agreement. Aris will provide legal counsel to GCM with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Aris will also provide legal counsel to GCM on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Aris or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Aris will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with GCM’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require GCM to agree or consent to any change in the consideration or other modification or amendment to such filed or served materials that expands or increases GCM’s obligations set forth in this Agreement.

2.10	Payment of Consideration

GCM will, following receipt of the Final Order and prior to the Effective Time, ensure that the Depositary has been provided with sufficient Consideration Shares in escrow to pay to the Aris Shareholders, as applicable, pursuant to the Arrangement.

2.11	Preparation of Filings

GCM and Aris shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.12	Closing

Not later than the third business day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in ARTICLE 6, unless another time or date is agreed to in writing by the Parties, the Effective Date shall occur and Aris and/or GCM shall file, and GCM shall cause SubCo to file, with the Registrar any records, information or other documents required to be filed with the Registrar by Aris, and/or GCM and SubCo, respectively, in connection with the Arrangement, if any. From and after the Effective Time, the Plan of Arrangement shall be effective under applicable Law, including the BCBCA. The closing of the Arrangement will take place at the offices of Fasken Martineau DuMoulin LLP, 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3 at 6:00 a.m. (Vancouver time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.13	Announcement and Shareholder Communications

(a)

The Parties shall issue a joint press release with respect to this Agreement and the Arrangement as soon as practicable following the execution of this Agreement, the text of such announcement to be in form and substance approved by Aris and GCM in advance, acting reasonably and without delay. The Parties consent to this Agreement and forms of each of the Aris Voting Agreements and the GCM Voting Agreements being filed on SEDAR, subject to any redactions that are agreed to between the Parties acting reasonably and permitted under Securities Laws.

(b)

Aris and GCM agree to cooperate and participate: (i) in the preparation of presentations to Aris Shareholders, GCM Shareholders or the analyst community regarding the Arrangement; (ii) in issuing any press releases or otherwise making public statements or public disclosures with respect to this Agreement or the Arrangement; and (iii) in making any filing with any Governmental Entity or with any stock exchange, with respect to this Agreement or the Arrangement or the transactions contemplated hereby and thereby. Each of Aris and GCM shall use commercially reasonable efforts to enable the other Party and its Representatives to review and comment on all such press releases, presentations, public statements and filings prior to the release or filing, respectively, thereof and reasonable consideration shall be given to any comments made by the other Party and their Representatives.

(c)

Neither Aris nor GCM shall: (i) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned); or (ii) make any filing with any Governmental Entity or with any stock exchange with respect thereto without prior consultation with the other Party, in each case, except as set out in this Agreement.

(d)

The obligations of the Parties set out in Sections 2.13(b) and 2.13(c) shall be subject to: (i) each Party’s overriding obligation to make any disclosure or filing required under Law or stock exchange rules; and (ii) the Party making any disclosure using commercially reasonable efforts to give prior written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

(e)

Nothing in this Section 2.13 shall prevent either Party from making internal announcements to employees and consultants, having discussions with shareholders and financial analysts and other stakeholders, or from including disclosures in subsequent filings required under Securities Laws so long as such statements and announcements are consistent in all material respects with the most recent press releases, public disclosures or public statements made by the relevant Party, unless such Party has made a Change in Recommendation that is not in breach of this Agreement.

(f)

The restrictions set forth in this Section 2.13 shall not apply to any release or public statement made or proposed to be made by a Party in connection with: (i) any dispute regarding this Agreement or the transactions contemplated hereby; or (ii) a Change in Recommendation by a Party that is not in breach of this Agreement, or any action taken pursuant thereto.

2.14	Withholding Taxes

GCM, Aris and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any former Aris Shareholders such amounts as GCM, Aris or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such withheld amounts are actually remitted to the appropriate tax authority.

2.15	Voting Agreements

Aris has, concurrent with the execution of this Agreement, delivered to GCM the Aris Voting Agreements representing not less than 8.99% of the Aris Shares. GCM has, concurrent with the execution of this Agreement, delivered to Aris the GCM Voting Agreements representing not less than 3.04% of the GCM Shares.

2.16	U.S. Securities Law Matters

The Parties intend that the Arrangement shall be carried out such that the issuance of the Consideration Shares in exchange for Aris Shares qualifies for the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption and applicable U.S. state securities laws in reliance upon similar exemptions under applicable U.S. state securities laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.16. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the Court hearing required to issue the Interim Order;

(c)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Aris Shareholders;

(d)	the Court will hold a hearing before approving the substantive and procedural fairness of the terms and conditions of the Arrangement;

(e)	the Final Order will expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Aris Shareholders to whom Consideration Shares will be issued;

(f)

the Parties will ensure that each Aris Shareholder entitled to receive Consideration Shares on completion of the Arrangement will (i) be given adequate notice advising them of their right to attend the Court hearing and providing them with sufficient information necessary for them to exercise that right, and (ii) be advised that the Consideration Shares issuable pursuant to the Arrangement have not been and will not be registered under the U.S.

Securities Act and will be issued by GCM in reliance on the Section 3(a)(10) Exemption, and that certain restrictions on resale under the securities laws of the United States, including, as applicable, Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to affiliates of GCM who were affiliates of GCM within 90 days preceding the Effective Time;

(g)

the Interim Order will specify that each Aris Shareholder entitled to receive Consideration Shares on completion of the Arrangement will have the right to appear before the Court at the Court hearing on the Final Order so long as such Aris Shareholder enters an appearance within a reasonable time and in accordance with the requirements of the Section 3(a)(10) Exemption; and

(h)

GCM will request that the Final Order include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of GCM, pursuant to the Plan of Arrangement.”

2.17	U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (US IRC), and each Party is intended to be a party to a reorganization within the meaning of Section 368(b) of the US IRC. Each Party agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the US IRC for all United States federal income tax purposes, and to not take any position on any Tax return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable Law, provided that no representation is made with respect to the US federal income tax consequences of the transaction to any individual shareholder of any Party to the reorganization.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF ARIS

3.1	Representations and Warranties

Aris hereby represents and warrants to and in favour of GCM as set out in this Section 3.1, except to the extent that such representations and warranties are qualified by the Aris Disclosure Letter (with any disclosure therein applying against any representations and warranties to which it is reasonably apparent it should relate) and acknowledges that GCM is relying upon such representations and warranties in connection with the entering into of this Agreement.

(a)

Board Approval. As of the date hereof, the Aris Board, after consultation with its financial and legal advisors and upon recommendation of the Aris Special Committee, has determined that the Arrangement is in the best interests of Aris and that the Consideration Shares to be received by the Aris Shareholders, as applicable, is fair, from a financial point of view, and has resolved unanimously to recommend to the Aris Shareholders that they vote in favour of the Aris Arrangement Resolution. The Aris Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b)	Fairness Opinion and Formal Valuation.

(1)	Aris has received the opinion of each of BMO and Canaccord Genuity to the effect that, as of the date of each such opinion, subject to the assumptions, qualifications and limitations set out therein, the Consideration Shares to be received by the Aris Shareholders is fair, from a financial point of view, to the Aris Shareholders (other than GCM or Caldas Holding). The fee payable to BMO shall be a flat fee for delivery of the fairness opinion irrespective of the conclusions of the fairness opinion and no portion of any fee payable to BMO shall be conditional on the closing of the Arrangement.

(2)	The Aris Board has received an oral summary of the Formal Valuation from BMO.

(3)	Aris has been authorized by BMO to include the Formal Valuation in the Aris Circular.

(c)

Organization and Qualification. Aris and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Aris and each of its subsidiaries: (A) has all Permits necessary to conduct its business substantially as now conducted, as such business is disclosed in the Aris Public Disclosure Record, except where the failure to have such Permit would not reasonably be expected to have a Material Adverse Effect on Aris; and (B) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on Aris.

(d)

Authority Relative to this Agreement. Aris has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Aris and the performance by Aris of its obligations under this Agreement have been duly authorized by the Aris Board and except for Aris Shareholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Aris and constitutes a legal, valid and binding obligation of Aris, enforceable against Aris in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)

No Violation. None of the authorization, execution and delivery of this Agreement by Aris or the completion of the transactions contemplated by this Agreement or the Arrangement, or the performance of its obligations thereunder, or compliance by Aris with any of the provisions of this Agreement, will:

(1)

violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the Key Third Party Consents and Key Regulatory Approvals that relate to Aris, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of Aris or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Aris or any of its subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective articles, charters or by-laws or other comparable organizational documents; or

(B)

any Permit or Material Contract to which Aris or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Aris or any of its subsidiaries is bound;

(2)	subject to obtaining the Key Regulatory Approvals,

(A)

result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Aris or any of its subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension or revocation of any Permit currently in effect relating to Aris or any of its subsidiaries,

(except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, suspensions or revocations which, or any consents (expressly excluding the Key Consents and Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on Aris);

(3)

give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit; or

(4)

result in any material, individually or in the aggregate, payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director, officer or employee of Aris or any subsidiary of Aris or increase any benefits otherwise payable under any pension or benefit plan of Aris or any subsidiary of Aris or result in the acceleration of the time of payment or vesting of any such benefits.

The Key Consents are the only consents and approvals required from any party under any Contracts of Aris or any of its subsidiaries in order for Aris and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(f)	Capitalization.

(1)	The authorized share capital of Aris consists of an unlimited number of Aris Shares without par value and an unlimited number of preferred shares without par value.

(2)	As of the close of business on July 22, 2022:

(A)	137,832,940 Aris Shares were issued and outstanding;

(B)	an aggregate of up to 7,491,024 Aris Shares were issuable upon the exercise of Aris Options;

(C)	an aggregate of up to 118,050 Aris Shares were issuable upon the exercise of Aris Broker Warrants;

(D)	an aggregate of up to 118,050 Aris Unlisted Warrants were issuable upon the exercise of Aris Broker Warrants;

(E)	an aggregate of up to 76,613,200 Aris Shares were issuable upon the exercise of Aris Listed Warrants;

(F)	an aggregate of up to 10,800,000 Aris Shares were issuable upon the exercise of Aris Unlisted Warrants (assuming the issuable Aris Unlisted Warrants set forth in Section 3.1(f)(2)(D) were issued);

(G)	an aggregate of up to 20,000,000 Aris Shares were issuable upon the exercise of Aris Convertible Debentures, of which an aggregate principal amount of $35,000,000 were issued and outstanding;

(H)	Aris Gold-Linked Notes bearing an aggregate principal amount of $78,610,000 were issued and outstanding;

(I)	no preferred shares were issued and outstanding;

(J)	467,352 Aris DSUs were outstanding under the Aris Deferred Share Unit Plan; and

(K)	1,570,898 Aris PSUs were outstanding under the Aris Performance Share Unit Plan.

(3)

Other than the Aris Convertible Securities, there are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Aris of any securities of Aris (including Aris Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Aris (including Aris Shares) or any material subsidiary of Aris.

(4)

All outstanding Aris Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Aris Shares issuable upon the exercise of Aris Convertible Securities in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights.

(5)	All securities of Aris (including the Aris Shares and the Aris Convertible Securities) have been issued in compliance with all applicable Laws and Securities Laws.

(6)

There are no securities of Aris or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Aris Shareholders on any matter.

(7)

There are no outstanding contractual or other obligations of Aris or any subsidiary to repurchase, redeem or otherwise acquire any of Aris’ securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries.

(8)

There are no outstanding bonds, debentures or other evidences of indebtedness of Aris or any of its subsidiaries having the right to vote with the holders of the outstanding Aris Shares on any matters.

(g)

Reporting Status and Securities Laws Matters. Aris is a “reporting issuer” and not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces of Canada (other than Québec). The Aris Shares are listed on the TSX and no delisting, suspension of trading in or cease trading order with respect to any securities of Aris and, to the knowledge of Aris, no inquiry or investigation (formal or informal) of any Securities Authority or the TSX is in effect or ongoing or, to the knowledge of Aris, expected to be implemented or undertaken with respect to the foregoing. Other than the TSX and the NEO, Aris’ securities, including debt securities, are not traded in Canada or another country on a marketplace or any other facility for bringing together buyers and sellers of securities where trading data is publicly reported.

(h)

Ownership of Subsidiaries. Schedule 3.1(h) of the Aris Disclosure Letter includes a complete and accurate list of all subsidiaries owned, directly or indirectly, by Aris. All of the issued and outstanding shares of capital stock and other ownership interests in such subsidiaries of Aris are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by Aris are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Aris. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Aris to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Aris. All ownership interests of Aris and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties. Schedule 3.1(h) of the Aris Disclosure Letter includes a complete and accurate list of all securities owned by Aris in another corporate person, other than its subsidiaries. Aris (together with its affiliates and persons acting jointly or in concert with any of Aris or its affiliates) does not beneficially own or exercise control or direction over any GCM Shares or other securities of GCM as at the date of this Agreement.

(i)

Public Filings. Aris has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the TSX. All such documents and information comprising the Aris Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Aris Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the TSX. Aris has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as such terms are defined under the Securities Act) in any of the information contained in the Aris Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Aris Public Disclosure Record.

(j)

Aris Financial Statements. Aris’ audited consolidated financial statements as at and for the fiscal years ended December 31, 2021 and 2020 (including the notes thereto) and Aris’ unaudited financial statements for the interim period ended March 31, 2022 including, in each case, the related management’s discussion and analysis (collectively, the “Aris Financial Statements”) were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Aris’ independent auditors) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of Aris and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Aris and its subsidiaries on a consolidated basis. There has been no material change in Aris’ accounting policies, except as described in the notes to the Aris Financial Statements, since December 31, 2021.

(k)

Internal Controls and Financial Reporting. Aris has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that information required to be disclosed by Aris in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to Aris’ Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Aris maintains systems of “internal control over financial reporting” that have been designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since January 1, 2022, Aris’ auditors and the audit committee of the Aris Board have not been advised of: (A) any deficiency, or a combination of deficiencies, in the design or operation of internal controls over financial reporting, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Aris’ internal control over financial reporting.

(l)

Corrupt Practices Legislation. Neither Aris, its subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of Aris or any of its subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Aris or any of its subsidiaries or affiliates to be in violation of the Foreign Corrupt Practices Act (United States) (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of Aris no such action has been taken by any of its agents, representatives or other persons acting on behalf of Aris or any of its subsidiaries or affiliates.

(m)

Books and Records. The financial books, records and accounts of Aris and its material subsidiaries, have in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and, in each case, are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Aris and its material subsidiaries and accurately and fairly reflect the basis for the Aris Financial Statements.

(n)

Minute Books. The minute books of Aris and each of its material subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof except for minutes relating to the proposed transaction between GCM and Aris; provided that minutes for recent meetings of the Aris Board and committees thereof which have not been finalized as of the date hereof will be finalized and included in the minute books in accordance with Aris’ past practice.

(o)

No Undisclosed Liabilities. Aris and its subsidiaries on a consolidated basis have no material outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, that are material to Aris, other than those specifically identified in the Aris Financial Statements, or incurred in the Ordinary Course since the date of the most recent Aris Financial Statements.

(p)

No Material Change. Except as disclosed in the Aris Public Disclosure Record, since December 31, 2021 (i) there has been no material change in respect of Aris and its material subsidiaries, taken as a whole, and the debt, business and material property of Aris and its material subsidiaries, on a consolidated basis, conform in all material respects to the description thereof contained in the Aris Public Disclosure Record; (ii) there has been no dividend or distribution of any kind declared, paid or made by Aris on any Aris Shares; (iii) there has not been a material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of Aris and its material subsidiaries taken as a whole; and (iv) Aris and its material subsidiaries have carried on business in the Ordinary Course.

(q)

Litigation. There are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Aris, threatened affecting Aris or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Aris nor any of its material subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(r)	Taxes. Except as provided for in the Aris Financial Statements,

(i)

Aris and each of its material subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects.

(ii)

Aris and each of its material subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Aris Financial Statements.

(iii)

No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Aris or any of its material subsidiaries, and neither Aris nor any of its material subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Aris, threatened against Aris or any of its material subsidiaries or any of their respective assets, that would reasonably be expected to have a Material Adverse Effect.

(iv)

No claim has been made by any Governmental Entity in a jurisdiction where Aris and any of its material subsidiaries does not file Returns that Aris or any of its material subsidiaries is or may be subject to Tax by that jurisdiction that would reasonably be expected to have a Material Adverse Effect.

(v)	There are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Aris or any of its material subsidiaries.

(vi)

Aris and each of its material subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect to Aris.

(vii)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Aris or any of its material subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(viii)	All the Returns, audit reports and assessments in the Aris Data Room Information were true, correct and complete copies of such Returns, audit reports and assessments.

(ix)	The Aris Shares are listed on a “designated stock exchange”, as that term is defined in section 248(1) of the Tax Act.

(x)	Aris is a “Canadian corporation” for purposes of the Tax Act.

(s)	Property.

(i)	The Aris Properties are accurately described in the Aris Public Disclosure Record.

(ii)

The Aris Public Disclosure Record together with the Aris Data Room Information discloses all material real and immoveable property legally or beneficially owned, licensed, or leased by Aris or its material subsidiaries, or in respect of which Aris or its material subsidiaries enjoy the benefit of rights of way, surface rights, easements and Permits for the use of real and immoveable property, and there is no other material real and immoveable property in respect of which Aris or its material subsidiaries has any interest.

(iii)

The Concessions relating to the Aris Properties are the only mining concessions, claims, leases, licenses, Permits or other rights that are required to conduct the activities of Aris or its material subsidiaries on the Aris Properties as currently conducted.

(iv)

Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Aris (i) each Concession relating to the Aris Properties is in full force and effect and in good standing and (ii) the interests of Aris or its material subsidiaries in each Concession, as applicable and only to the extent of such interest, relating to the Aris Properties is held free and clear of all Liens. The Aris Public Disclosure Record together with the Aris Data Room Information accurately describes, in all material respects: (A) the interests of Aris and its material subsidiaries in each of the material Concessions relating to the Aris Properties; and (B) the agreement or document pursuant to which Aris or its material subsidiaries holds its interest in each material Concession relating to the Aris Properties. Aris or its material subsidiaries are lawfully authorized to hold its interest in the material Concessions relating to the Aris Properties.

(v)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Aris:

(A)

each Concession relating to the Aris Properties comprises a valid and subsisting mineral claim or concession, in each case in all material respects, and Aris or its material subsidiaries enjoys legally enforceable access to the Aris Properties as may be required to conduct the activities of Aris or its material subsidiaries as currently conducted;

(B)	any and all assessment work required to be performed and filed in respect of the Aris Properties or under the Concessions relating to the Aris Properties has been performed and filed;

(C)

any and all Taxes and other payments required to be paid in respect of the Aris Properties and the Concessions relating to the Aris Properties and all rental or royalty payments required to be paid in respect of the Concessions relating to the Aris Properties have been paid;

(D)	any and all filings required to be filed in respect of the Aris Properties and the Concessions relating to the Aris Properties have been filed;

(E)	Aris or its material subsidiaries have the exclusive right to deal with the Aris Properties and the Concessions relating to the Aris Properties;

(F)	no other person has any material interest in the Aris Properties or the Concessions relating to the Aris Properties or any right to acquire any such interest;

(G)	there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect

Aris’ or any of its material subsidiaries’ interests in the Aris Properties or the Concessions relating to the Aris Properties; and

(H)

neither Aris nor any of its material subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Aris’ or any of its material subsidiaries’ interests in the Aris Properties or the Concessions relating to the Aris Properties.

(vi)

Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Aris, all work and activities carried out on the Aris Properties and the Concessions relating to the Aris Properties by Aris or its material subsidiaries or, to the knowledge of Aris, by any other person appointed by Aris or any of its material subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Aris nor any of its material subsidiaries, nor, to the knowledge of Aris, any other person, has received any notice of any material breach of any such applicable Laws.

(t)

Title and Rights re: Other Assets. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on Aris, Aris and its material subsidiaries, as applicable, have good and valid title to all material properties and material assets reflected in the Aris Financial Statements, free and clear of all Liens, or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by Aris or any of its material subsidiaries.

(u)

Contracts. Schedule 3.1(u) of the Aris Disclosure Letter includes a complete and accurate list of all Material Contracts to which Aris or any of its material subsidiaries is a party and that are currently in force (the “Aris Material Contracts”). All Aris Material Contracts are in full force and effect, and Aris or its material subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Aris has made available to GCM for inspection true and complete copies of all of the Aris Material Contracts. All of the Aris Material Contracts are valid and binding obligations of Aris or a material subsidiary of Aris as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Aris and its material subsidiaries have complied in all material respects with all terms of the Aris Material Contracts, have paid all amounts due thereunder, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Aris or any of its material subsidiaries or, to the knowledge of Aris, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Aris Material Contracts. As at the date hereof, neither Aris nor any of its material subsidiaries has received written notice that any party to an Aris Material Contract intends to cancel, terminate or otherwise modify or not renew such Aris Material Contract, and to the knowledge of Aris, no such action has been threatened. Neither Aris nor any of its material subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Aris or any of its material subsidiaries.

(v)	Permits. Aris and each of its material subsidiaries has obtained and is in compliance in all material respects with all material Permits required by applicable Laws necessary to conduct its current business as now being conducted, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Aris (the “Aris Material Permits”). All of the Aris Material Permits have been disclosed to GCM in the Aris Data Room Information. To the knowledge of Aris, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Aris Material Permits as are necessary to conduct its business as it is currently being conducted as set forth in the Aris Public Disclosure Record.

(w)

Intellectual Property. There is no action, suit, proceeding or claim pending or, to the knowledge of Aris, threatened by others challenging Aris’ or any of its material subsidiaries’ rights in or to any Intellectual Property which is used for the conduct of Aris’ and its material subsidiaries’ business as currently carried on as set forth in the Aris Public Disclosure Record.

(x)	Environmental Matters. Each of Aris and its material subsidiaries and their respective businesses and operations:

(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

(i) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, and (ii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)

is not involved in any remediation, reclamation or other environmental operations outside the Ordinary Course and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities, except in each case as disclosed in the Aris Public Disclosure Record or where it would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Aris.

(y)

Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Aris Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by Aris to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. Except as a result of mineral production, there has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Aris and its subsidiaries, taken as a whole, from the amounts disclosed in the Aris Public Disclosure Record.

(z)	Regulatory.

(i)

Aris and its material subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Aris or its material subsidiaries or their respective activities (collectively, the “Aris Regulatory Authorities”); and

(ii)

Aris and its material subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, Permits, authorizations, approvals, registrations and consents of the Aris Regulatory Authorities (the “Aris Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the Aris Regulatory Authorities. Aris and its material subsidiaries have not received any written notices or other correspondence from the Aris Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Aris Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Aris or any of its material subsidiaries to operate their respective businesses in a manner which would have a Material Adverse Effect on Aris.

(aa)	Employee Benefits.

(i)

Aris and each of its material subsidiaries has complied, in all material respects, with the terms of all Aris Benefit Plans and with all applicable Laws and any collective bargaining agreements relating thereto.

(ii)

Schedule 3.1(aa)(ii) of the Aris Disclosure Letter lists all Aris Benefit Plans of Aris and all material Aris Benefit Plans of Aris’ material subsidiaries and Aris has furnished to GCM true, correct, up-to-date and complete copies of such Aris Benefit Plans as amended as of the date hereof together with all related documentation, including trust agreements, insurance contracts or other funding arrangements, the most recent financial statements, any material correspondence with a Governmental Entity, any filings, plan summaries, employee booklets and personnel manuals. The plan summaries, employee booklets and personnel manuals prepared for, and circulated to the employees and the former employees of Aris and their beneficiaries concerning such Aris Benefit Plans, accurately describe the benefits provided under each such Aris Benefit Plan referred to therein. For any such Aris Benefit Plan that is not set out in writing, a written summary of its material terms has been provided in the Aris Data Room Information.

(iii)

No Aris Benefit Plan is a “registered pension plan” as that term is defined in section 248(1) of the Tax Act or a “multi-employer pension plan” or a “multi-employer plan” as those terms (or equivalent terms) are used in applicable provincial pension standards legislation and Aris and its material subsidiaries have never maintained, sponsored or contributed to any such “registered pension plan”, “multi-employer pension plan”, “multi-employer plan” on behalf of the employees or former employees of Aris and its material subsidiaries.

(iv)

Each Aris Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Aris Benefit Plan (including the terms of any documents in respect of such Aris Benefit Plan), all applicable Laws, and any collective bargaining agreement relating thereto and there exists no condition or set of circumstances in connection with which Aris or GCM could incur, directly or indirectly, any liability or expense (other than for routine contributions or benefit payments) under the terms of the Aris Benefit Plan or applicable Laws.

(v)

All obligations of Aris or any of its material subsidiaries regarding the Aris Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Aris Benefit Plans by Aris or any of its material subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Aris Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.

(vi)

Each Aris Benefit Plan is insured or funded in compliance with the terms of such Aris Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Aris or any of its material subsidiaries from any such Governmental Entities.

(vii)

To the knowledge of Aris: (A) no Aris Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits); and (B) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Aris Benefit Plan required to be registered or qualified.

(viii)

Aris and its material subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Aris Benefit Plan or to improve or change the benefits provided under any Aris Benefit Plan.

(ix)	There is no entity other than Aris and any of its material subsidiaries participating in any Aris Benefit Plan.

(x)	None of the Aris Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.

(xi)

Neither the execution and delivery of this Agreement by Aris nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Aris with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Aris or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting or an obligation to fund or secure benefits, in whole or in part, under any Aris Benefit Plan.

(xii)	All data necessary to administer each Aris Benefit Plan is in the possession of Aris or one of its material subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Aris Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

(bb)	Labour and Employment.

(i)

No material employee of Aris or its material subsidiaries is on long-term disability leave, extended absence, authorized unpaid leave of absence (including maternity or parental leave or unpaid sick leave) or worker’s compensation leave. As of the date of this Agreement, none of the material employees of Aris or its material subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers’ compensation legislation in relation to the employees of Aris and its material subsidiaries have been paid or accrued by Aris and its material subsidiaries, as applicable, and Aris and its material subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)

Schedule 3.1(bb)(ii) of the Aris Disclosure Letter contains a complete and accurate list of all Contracts or arrangements for the employment or services of any employee, officer, director or consultant of Aris or any of its material subsidiaries that is party to a change of control, severance, termination, “golden parachute” or similar agreement or provision.

(iii)

There are no outstanding or, to the knowledge of Aris, pending or threatened material labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union or employee association as bargaining agent for any employees of Aris or any of its material subsidiaries. To the knowledge of Aris, there are no threatened or apparent organizing activities by a trade union or employee association involving employees of Aris or any of its material subsidiaries. Aris and its material subsidiaries are not certified to enter into and have not entered into a voluntary recognition arrangement with a trade union or employee association and are not party to a collective agreement (whether or not the expiry date of such collective agreement has passed.)

(iv)

The Aris Financial Statements include adequate accruals or reserves determined in accordance with IFRS for all accrued and unpaid salaries, wages, bonuses or other remuneration, vacation pay, Canada Pension Plan and Employment Insurance and other employee-related accruals including for any severance or termination payments in respect of employees whose employment was terminated before the date of such statements.

(cc)

Compliance with Laws. Aris and its material subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Aris.

(dd)

Absence of Cease Trade Orders. No order ceasing or suspending trading in the Aris Shares (or any of them) or any other securities of Aris is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Aris, are pending, contemplated or threatened.

(ee)

Related Party Transactions. There are no Contracts or other transactions currently in place between Aris or any of its material subsidiaries, on the one hand, and: (i) to the knowledge of Aris, any officer or director of Aris or any of its material subsidiaries; (ii) to the knowledge of Aris, any holder of record or, to the knowledge of Aris, beneficial owner of

10% or more of the Aris Shares; and (iii) to the knowledge of Aris, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(ff)	Registration Rights. No Aris Shareholder has any right to compel Aris to register or otherwise qualify the Aris Shares (or any of them) for public sale or distribution.

(gg)

Rights of Other Persons. No person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Aris or any of its material subsidiaries, or any part thereof.

(hh)

Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Aris or any of its material subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect on Aris.

(ii)

Brokers. Schedule 3.1(ii) of the Aris Disclosure Letter contains a complete and accurate list of any broker, investment banker, financial advisor or other person entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Aris, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule 3.1(ii) of the Aris Disclosure Letter.

(jj)

Insurance. As of the date hereof, Aris and its material subsidiaries have such policies of insurance as are listed in Schedule 3.1(jj) of the Aris Disclosure Letter. All insurance maintained by Aris or any of its material subsidiaries is in full force and effect and in good standing and neither Aris nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Aris or any of its material subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Aris or any of its material subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect on Aris.

(kk)	United States Securities Laws.

(i)	Aris is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act; and

(ii)	Aris is not registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

(ll)

Use of Short Form Prospectus. Aris meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators.

(mm)

Arrangements with Shareholders. Other than the GCM Voting Agreements and this Agreement, Aris does not have any agreement, arrangement or understanding (whether written or oral) with respect to GCM or any of its securities, businesses or operations with any shareholder of GCM, any interested party of GCM or any related party of any interested party of GCM, or any joint actor with any such persons (and for this purpose, the terms

“interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(nn)

Bankruptcy and Insolvency. None of Aris or any of its subsidiaries has made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof nor has any petition for a receiving order been presented in respect of it. None of Aris or any of its subsidiaries has initiated any Legal Proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution and, to the knowledge of Aris, no such legal proceedings have been threatened by any other person. No receiver has been appointed in respect of Aris or any of its subsidiaries or any of their respective property or assets and no execution or distress has been levied upon any of their respective property or assets and, to the knowledge of Aris, no such Legal Proceedings have been threatened by any other person.

(oo)	Investment Canada Act. Aris is not a “non Canadian” within the meaning of the Investment Canada Act.

3.2	Survival of Representations and Warranties

The representations and warranties of Aris contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF GCM

4.1	Representations and Warranties

GCM hereby represents and warrants to and in favour of Aris as set out in this Section 4.1, except to the extent that such representations and warranties are qualified by the GCM Disclosure Letter (with any disclosure therein applying against any representations and warranties to which it is reasonably apparent it should relate) and acknowledges that Aris is relying upon such representations and warranties in connection with the entering into of this Agreement.

(a)

Board Approval. As of the date hereof, the GCM Board, after consultation with its financial and legal advisors and upon recommendation of the GCM Special Committee, has determined that the Arrangement is in the best interests of GCM and has resolved unanimously to recommend to the GCM Shareholders that they vote in favour of the GCM Resolution. The GCM Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b)

Fairness Opinion. GCM has received the opinions of National Bank Financial and Stifel GMP, its financial co-advisors, to the effect that the issuance of the Consideration Shares is fair to GCM from a financial point of view. The “Trustee” (as defined in the GCM Unsecured Note Indenture) will prior to the Effective Time receive the necessary opinion in accordance with the GCM Unsecured Note Indenture.

(c)

Organization and Qualification. GCM and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. GCM and each of its subsidiaries: (A) has all Permits necessary to conduct its business substantially as now conducted, as such business is disclosed in the GCM Public Disclosure Record, except where the failure to have such Permit would not reasonably be expected to have a Material Adverse Effect on GCM; and (B) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on GCM.

(d)

Authority Relative to this Agreement. GCM has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by GCM and the performance by GCM of its obligations under this Agreement have been duly authorized by the GCM Board and except for the GCM Shareholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by GCM and constitutes a legal, valid and binding obligation of GCM enforceable against GCM in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)

No Violation. None of the authorization, execution and delivery of this Agreement by GCM or the completion of the transactions contemplated by this Agreement or the Arrangement, or the performance of its obligations thereunder, or compliance by GCM with any of the provisions of this Agreement, will:

(1)

violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the Key Consents and Key Regulatory Approvals that relate to GCM, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of GCM or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on GCM or any of its subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective articles, charters or by-laws or other comparable organizational documents; or

(B)

any Permit or Material Contract to which GCM or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which GCM or any of its subsidiaries is bound;

(2)	subject to obtaining the Key Regulatory Approvals,

(A)

result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to GCM or any of its subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension or revocation of any Permit currently in effect relating to GCM or any of its subsidiaries,

(except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, suspensions or revocations which, or any consents (expressly excluding the Key Consents and Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on GCM);

(3)

give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit; or

(4)

except as disclosed in Schedule 4.1(e)(4) of the GCM Disclosure Letter, result in any material, individually or in the aggregate, payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director, officer or employee of GCM or any subsidiary of GCM or increase any benefits otherwise payable under any pension or benefit plan of GCM or any subsidiary of GCM or result in the acceleration of the time of payment or vesting of any such benefits.

The Key Consents are the only consents and approvals required from any party under any Contracts of GCM or any of its subsidiaries in order for GCM and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(f)	Capitalization.

(1)	The authorized share capital of GCM consists of an unlimited number of GCM Shares without par value and a maximum of 12,000,000 preferred shares without par value.

(2)	As of the close of business on July 22, 2022:

(A)	97,629,671 GCM Shares were issued and outstanding;

(B)	an aggregate of up to 3,886,333 GCM Shares were issuable upon the exercise of GCM Options;

(C)	an aggregate of up to 10,071,555 GCM Shares were issuable upon the exercise of GCM Listed Warrants;

(D)	an aggregate of up to 10,403,727 GCM Shares were issuable upon the exercise of GCM Unlisted Warrants;

(E)	an aggregate of up to 6,441,813 GCM Shares were issuable upon the exercise of Gold X Warrants;

(F)	no preferred shares were issued and outstanding;

(G)	an aggregate of up to 3,789,473 GCM Shares were issuable upon the exercise of GCM Convertible Debentures, of which an aggregate principal amount of C$18,000,000 were issued and outstanding;

(H)	GCM Unsecured Notes bearing an aggregate principal amount of $300,000,000 were issued and outstanding;

(I)	838,736 GCM DSUs were outstanding under the GCM Deferred Share Unit Plan; and

(J)	432,964 GCM PSUs were outstanding under the GCM Performance Share Unit Plan.

(3)

Other than the GCM Convertible Securities, there are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by GCM of any securities of GCM (including GCM Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of GCM (including GCM Shares) or any material subsidiary of GCM.

(4)

All outstanding GCM Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all GCM Shares issuable upon the exercise of the GCM Convertible Securities in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights.

(5)	All securities of GCM (including the GCM Shares and the GCM Convertible Securities) have been issued in compliance with all applicable Laws and Securities Laws.

(6)

There are no securities of GCM or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the GCM Shareholders on any matter.

(7)

There are no outstanding contractual or other obligations of GCM or any subsidiary to repurchase, redeem or otherwise acquire any of GCM’s securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries.

(8)	There are no outstanding bonds, debentures or other evidences of indebtedness of GCM or any of its subsidiaries having the right to vote with the holders of the outstanding GCM Shares on any matters.

(g)

Reporting Status and Securities Laws Matters. GCM is a “reporting issuer” and not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces of Canada. Each of the GCM Shares and GCM Listed Warrants are listed on the TSX, the GCM Shares are traded on the OTCQX and no delisting and the GCM Unsecured Notes are listed on the Singapore Exchange, and no delisting, suspension of trading in or cease trading order with respect to any securities of GCM and, to the knowledge of GCM, no inquiry or investigation (formal or informal) of any Securities Authority, the TSX, the Singapore Exchange or the OTCQX is in effect or ongoing or, to the knowledge of GCM, expected to be implemented or undertaken with respect to the foregoing. Other than the TSX, the Singapore Exchange and the OTCQX, GCM’s securities, including debt securities, are not traded in Canada or another country on a marketplace or any other facility for bringing together buyers and sellers of securities where trading data is publicly reported.

(h)

Ownership of Subsidiaries. Schedule 4.1(h) of the GCM Disclosure Letter includes a complete and accurate list of all subsidiaries owned, directly or indirectly, by GCM. All of the issued and outstanding shares of capital stock and other ownership interests in such subsidiaries of GCM are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by GCM are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of GCM. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of GCM to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of GCM. All ownership interests of GCM and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties. Schedule 4.1(h) of the GCM Disclosure Letter includes a complete and accurate list of all securities owned by GCM of another corporate person, other than its subsidiaries. Other than: (i) 60,991,545 Aris Shares registered in the name of Caldas Holding, (ii) the Aris Convertible Debenture, (iii) the Aris Gold-Linked Notes and (iv) 25,944,445 Aris Warrants, GCM (together with its affiliates and persons acting jointly or in concert with any of GCM or its affiliates) does not beneficially own or exercise control or direction over any Aris Shares or other securities of Aris as at the date of this Agreement.

(i)

Public Filings. GCM has filed, as applicable, all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities, the TSX, the OTCQX or the Singapore Exchange. All such documents and information comprising the GCM Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the GCM Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities, the TSX, the OTCQX or the Singapore Exchange. GCM has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as such terms are defined under the Securities Act) in any of the information contained in the GCM Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the GCM Public Disclosure Record.

(j)

GCM Financial Statements. GCM’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2021 and 2020 (including the notes thereto) and GCM’s unaudited financial statements for the interim period ended March 31, 2022 including, in each case, the related management’s discussion and analysis (collectively, the “GCM Financial Statements”) were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of GCM’s independent auditors) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of GCM and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of GCM and its subsidiaries on a consolidated basis. There has been no material change in GCM’s accounting policies, except as described in the notes to GCM’s Financial Statements, since December 31, 2021.

(k)

Internal Controls and Financial Reporting. GCM has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that information required to be disclosed by GCM in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to GCM’s Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. GCM maintains systems of “internal control over financial reporting” that have been designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since January 1, 2022, GCM’s auditors and the audit committee of the GCM Board have not been advised of: (A) any deficiency, or a combination of deficiencies, in the design or operation of internal controls over financial reporting, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in GCM’s internal control over financial reporting.

(l)

Corrupt Practices Legislation. Neither GCM, its subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of GCM or any of its subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause GCM or any of its subsidiaries or affiliates to be in violation of the Foreign Corrupt Practices Act (United States) (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of GCM no such action has been taken by any of its agents, representatives or other persons acting on behalf of GCM or any of its subsidiaries or affiliates.

(m)

Books and Records. The financial books, records and accounts of GCM and its material subsidiaries, have in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and, in each case, are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of GCM and its material subsidiaries and accurately and fairly reflect the basis for GCM Financial Statements.

(n)

Minute Books. The minute books of GCM and each of its material subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof except for minutes relating to the proposed transaction between GCM and Aris; provided that minutes for recent meetings of the GCM Board and committees thereof which have not been finalized as of the date hereof will be finalized and included in the minute books in accordance with GCM’s past practice.

(o)

No Undisclosed Liabilities. GCM and its subsidiaries on a consolidated basis have no material outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, that are material to GCM, other than those specifically identified in the GCM Financial Statements, or incurred in the Ordinary Course since the date of the most recent GCM Financial Statements.

(p)

No Material Change. Except as disclosed in the GCM Public Disclosure Record, since December 31, 2021 (i) there has been no material change in respect of GCM and its material subsidiaries, taken as a whole, and the debt, business and material property of GCM and its material subsidiaries, on a consolidated basis, conform in all material respects to the description thereof contained in the GCM Public Disclosure Record; (ii) there has been no dividend or distribution of any kind declared, paid or made by GCM on any GCM Shares; (iii) there has not been a material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of GCM and its material subsidiaries taken as a whole; and (iv) GCM and its material subsidiaries have carried on business in the Ordinary Course.

(q)

Litigation. There are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of GCM, threatened affecting GCM or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither GCM nor any of its material subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(r)	Taxes. Except as provided for in the GCM Financial Statements,

(i)

GCM and each of its material subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects.

(ii)

GCM and each of its material subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published GCM Financial Statements.

(iii)

No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of GCM or any of its material subsidiaries, and, neither GCM nor any of its material subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of GCM, threatened against GCM or any of its material subsidiaries or any of their respective assets, that would reasonably be expected to have a Material Adverse Effect.

(iv)	No claim has been made by any Governmental Entity in a jurisdiction where GCM and any of its material subsidiaries does not file Returns that GCM or any of its material subsidiaries is or may be subject to Tax by that jurisdiction that would reasonably be expected to have a Material Adverse Effect.

(v)	There are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of GCM or any of its material subsidiaries.

(vi)

GCM and each of its material subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect to GCM.

(vii)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from GCM or any of its material subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(viii)	All the Returns, audit reports and assessments in the GCM Data Room Information were true, correct and complete copies of such Returns, audit reports and assessments.

(ix)	The GCM Shares are listed on a “designated stock exchange”, as that term is defined in section 248(1) of the Tax Act.

(x)	GCM is a “Canadian corporation” for purposes of the Tax Act.

(s)	Property.

(i)	The GCM Properties are accurately described in the GCM Public Disclosure Record.

(ii)

The GCM Public Disclosure Record together with the GCM Data Room Information discloses all material real and immoveable property legally or beneficially owned, licensed, or leased by GCM or its material subsidiaries, or in respect of which GCM or its material subsidiaries enjoy the benefit of rights of way, surface rights, easements and Permits for the use of real and immoveable property, and there is no other material real and immoveable property in respect of which GCM or its material subsidiaries has any interest.

(iii)

The Concessions relating to the GCM Properties are the only mining concessions, claims, leases, licenses, Permits or other rights that are required to conduct the activities of GCM or its material subsidiaries on the GCM Properties as currently conducted.

(iv)

Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to GCM (i) each Concession relating to the GCM Properties is in full force and effect and in good standing and (ii) the interests of GCM or its material subsidiaries in each Concession relating to the GCM Properties is held free and clear of all Liens. The GCM Public Disclosure Record together with the GCM Data Room Information accurately describes, in all material respects: (A) the interests of GCM and its material subsidiaries in each of the material Concessions relating to the GCM Properties; and (B) the agreement or document pursuant to which GCM or its material subsidiaries holds its interest in each material Concession relating to the GCM Properties. GCM or its material subsidiaries are lawfully authorized to hold its interest in the material Concessions relating to the GCM Properties.

(v)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to GCM:

(A)

each Concession relating to the GCM Properties comprises a valid and subsisting mineral claim or concession, in each case in all material respects, and GCM or its material subsidiaries enjoys legally enforceable access to the GCM Properties as may be required to conduct the activities of GCM or its material subsidiaries as currently conducted;

(B)	any and all assessment work required to be performed and filed in respect of the GCM Properties or under the Concessions relating to the GCM Properties has been performed and filed;

(C)

any and all Taxes and other payments required to be paid in respect of the GCM Properties and the Concessions relating to the GCM Properties and all rental or royalty payments required to be paid in respect of the Concessions relating to the GCM Properties have been paid;

(D)	any and all filings required to be filed in respect of the GCM Properties and the Concessions relating to the GCM Properties have been filed;

(E)	GCM or its material subsidiaries have the exclusive right to deal with the GCM Properties and the Concessions relating to the GCM Properties;

(F)	no other person has any material interest in the GCM Properties or the Concessions relating to the GCM Properties or any right to acquire any such interest;

(G)

there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect GCM’s or any of its material subsidiaries’ interests in the GCM Properties or the Concessions relating to the GCM Properties; and

(H)

neither GCM nor any of its material subsidiaries has received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke GCM’s or any of its material subsidiaries’ interests in the GCM Properties or the Concessions relating to the GCM Properties.

(vi)

Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to GCM, all work and activities carried out on the GCM Properties and the Concessions relating to the GCM Properties by GCM or its material subsidiaries or, to the knowledge of GCM, by any other person appointed by GCM or any of its material subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither GCM nor any of its material subsidiaries, nor, to the knowledge of GCM, any other person, has received any notice of any material breach of any such applicable Laws.

(t)

Title and Rights re: Other Assets. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on GCM, GCM and its material subsidiaries, as applicable, have good and valid title to all material properties and material assets reflected in the GCM Financial Statements, free and clear of all Liens, or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by GCM or any of its material subsidiaries.

(u)

Contracts. Schedule 4.1(u) of the GCM Disclosure Letter includes a complete and accurate list of all Material Contracts to which GCM or any of its material subsidiaries is a party and that are currently in force (the “GCM Material Contracts”). GCM Material Contracts are in full force and effect, and GCM or its material subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. GCM has made available to Aris for inspection true and complete copies of all of the GCM Material Contracts. All of the GCM Material Contracts are valid and binding obligations of GCM or a material subsidiary of GCM as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. GCM and its material subsidiaries have complied in all material respects with all terms of the GCM Material Contracts, have paid all amounts due thereunder, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of GCM or any of its material subsidiaries or, to the knowledge of GCM, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the GCM Material Contracts. As at the date hereof, neither GCM nor any of its material subsidiaries has received written notice that any party to a GCM Material Contract intends to cancel, terminate or otherwise modify or not renew such GCM Material Contract, and to the knowledge of GCM, no such action has been threatened. Neither GCM nor any of its material subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of GCM or any of its material subsidiaries.

(v)

Permits. GCM and each of its material subsidiaries has obtained and is in compliance in all material respects with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GCM (the “GCM Material Permits”). All of the GCM Material Permits have been disclosed to Aris in the GCM Data Room Information. To the knowledge of GCM, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such GCM Material Permits as are necessary to conduct its business as it is currently being conducted as set forth in the GCM Public Disclosure Record.

(w)

Intellectual Property. There is no action, suit, proceeding or claim pending or, to the knowledge of GCM, threatened by others challenging GCM’s or any of its material subsidiaries’ rights in or to any Intellectual Property which is used for the conduct of GCM’s and its material subsidiaries’ business as currently carried on as set forth in the GCM Public Disclosure Record.

(x)	Environmental Matters. Each of GCM and its material subsidiaries and their respective businesses and operations:

(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

(i) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, and (ii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)

is not involved in any remediation, reclamation or other environmental operations outside the Ordinary Course and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities, except, in each case as disclosed in the GCM Public Disclosure Record or where it would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GCM.

(y)

Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the GCM Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by GCM to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. Except as a result of mineral production, there has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of GCM and its subsidiaries, taken as a whole, from the amounts disclosed in the GCM Public Disclosure Record.

(z)	Regulatory.

(i)

GCM and its material subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over GCM or its material subsidiaries or their respective activities (collectively, the “GCM Regulatory Authorities”); and

(ii)

GCM and its material subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, Permits, authorizations, approvals, registrations and consents of the GCM Regulatory Authorities (the “GCM Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the GCM Regulatory Authorities.

GCM and its material subsidiaries have not received any written notices or other correspondence from the GCM Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material GCM Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of GCM or any of its material subsidiaries to operate their respective businesses in a manner which would have a Material Adverse Effect on GCM.

(aa)	Employee Benefits.

(i)

GCM and each of its material subsidiaries has complied, in all material respects, with the terms of all GCM Benefit Plans and with all applicable Laws and any collective bargaining agreements relating thereto.

(ii)

Schedule 4.1(aa)(ii) of the GCM Disclosure Letter lists all GCM Benefit Plans of GCM and all material GCM Benefit Plans of GCM’s material subsidiaries and GCM has furnished to Aris true, correct, up-to-date and complete copies of such GCM Benefit Plans as amended as of the date hereof together with all related documentation, including trust agreements, insurance contracts or other funding arrangements, the most recent financial statements, any material correspondence with a Governmental Entity, any filings, plan summaries, employee booklets and personnel manuals. The plan summaries, employee booklets and personnel manuals prepared for, and circulated to the employees and the former employees of GCM and their beneficiaries concerning such GCM Benefit Plans, accurately describe the benefits provided under each such GCM Benefit Plan referred to therein. For any such GCM Benefit Plan that is not set out in writing, a written summary of its material terms has provided in the GCM Data Room Information.

(iii)

No GCM Benefit Plan is a “registered pension plan” as that term is defined in section 248(1) of the Tax Act or a “multi-employer pension plan” or a “multi-employer plan” as those terms (or equivalent terms) are used in applicable provincial pension standards legislation and GCM and its material subsidiaries have never maintained, sponsored or contributed to any such “registered pension plan”, “multi-employer pension plan”, “multi-employer plan” on behalf of the employees or former employees of GCM and its material subsidiaries.

(iv)

Each GCM Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such GCM Benefit Plan (including the terms of any documents in respect of such GCM Benefit Plan), all applicable Laws, and any collective bargaining agreement relating thereto and there exists no condition or set of circumstances in connection with which GCM could incur, directly or indirectly, any liability or expense (other than for routine contributions or benefit payments) under the terms of the GCM Benefit Plan or applicable Laws.

(v)

All obligations of GCM or any of its material subsidiaries regarding the GCM Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the GCM Benefit Plans by GCM or any of its material subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each GCM Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.

(vi)

Each GCM Benefit Plan is insured or funded in compliance with the terms of such GCM Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by GCM or any of its material subsidiaries from any such Governmental Entities.

(vii)

To the knowledge of GCM: (A) no GCM Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits); and (B) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any GCM Benefit Plan required to be registered or qualified.

(viii)

GCM and its material subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional GCM Benefit Plan or to improve or change the benefits provided under any GCM Benefit Plan.

(ix)	There is no entity other than GCM and any of its material subsidiaries participating in any GCM Benefit Plan.

(x)	None of the GCM Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.

(xi)

Neither the execution and delivery of this Agreement by GCM nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by GCM with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of GCM or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting or an obligation to fund or secure benefits, in whole or in part, under any GCM Benefit Plan.

(xii)

All data necessary to administer each GCM Benefit Plan is in the possession of GCM or one of its material subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the GCM Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

(bb)

Issuance of GCM Shares. The Consideration Shares to be issued will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable GCM Shares. GCM Shares that may be issued on any exercise or conversion of the Aris Options and/or Aris Warrants will, when issued in accordance with their terms following the Effective Time, be duly and validly issued as fully paid and non-assessable GCM Shares.

(cc)	Labour and Employment.

(i)

No material employee of GCM or its material subsidiaries is on long-term disability leave, extended absence, authorized unpaid leave of absence (including maternity or parental leave or unpaid sick leave) or worker’s compensation leave. As of the date of this Agreement, none of the material employees of GCM or its material subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers’ compensation legislation in relation to the employees of GCM and its material subsidiaries have been paid or accrued by GCM and its material subsidiaries, as applicable, and GCM and its material subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)

Schedule 4.1(cc)(ii) of the GCM Disclosure Letter contains a complete and accurate list of all Contracts or arrangements for the employment or services of any employee, officer, director or consultant of GCM or any of its material subsidiaries that is party to a change of control, severance, termination, “golden parachute” or similar agreement or provision.

(iii)

There are no outstanding or, to the knowledge of GCM, pending or threatened material labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union or employee association as bargaining agent for any employees of GCM or any of its material subsidiaries. To the knowledge of GCM, there are no threatened or apparent organizing activities by a trade union or employee association involving employees of GCM or any of its material subsidiaries. GCM and its material subsidiaries are not certified to or entered into a voluntary recognition arrangement with a trade union or employee association and are not party to a collective agreement (whether or not the expiry date of such collective agreement has passed.)

(iv)

The GCM Financial Statements include adequate accruals or reserves determined in accordance with IFRS for all accrued and unpaid salaries, wages, bonuses or other remuneration, vacation pay, Canada Pension Plan and Employment Insurance and other employee-related accruals including for any severance or termination payments in respect of employees whose employment was terminated before the date of such statements.

(dd)

Compliance with Laws. GCM and its material subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on GCM.

(ee)

Absence of Cease Trade Orders. No order ceasing or suspending trading in GCM Shares (or any of them) or any other securities of GCM is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of GCM, are pending, contemplated or threatened.

(ff)

Related Party Transactions. There are no Contracts or other transactions currently in place between GCM or any of its material subsidiaries, on the one hand, and: (i) to the knowledge of GCM, any officer or director of GCM or any of its material subsidiaries; (ii) to the knowledge of GCM, any holder of record or, to the knowledge of GCM, beneficial owner of 10% or more of the GCM Shares; and (iii) to the knowledge of GCM, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(gg)	Registration Rights. No GCM Shareholder has any right to compel GCM to register or otherwise qualify the GCM Shares (or any of them) for public sale or distribution.

(hh)

Rights of Other Persons. No person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by GCM or any of its material subsidiaries, or any part thereof.

(ii)

Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon GCM or any of its material subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect on GCM.

(jj)

Brokers. Schedule 4.1(jj) of the GCM Disclosure Letter contains a complete and accurate list of any broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of GCM, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule 4.1(jj) of the GCM Disclosure Letter.

(kk)

Insurance. As of the date hereof, GCM and its material subsidiaries have such policies of insurance as are listed in Schedule 4.1(kk) of the GCM Disclosure Letter. All insurance maintained by GCM or any of its material subsidiaries is in full force and effect and in good standing and neither GCM nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has GCM or any of its material subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of GCM or any of its material subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect on GCM.

(ll)	United States Securities Laws.

(i)	GCM is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act; and

(ii)	GCM is not registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

(mm)

Use of Short Form Prospectus. GCM meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators.

(nn)

Arrangements with Shareholders. Other than the Aris Voting Agreements, the Investor Agreement and this Agreement, GCM does not have any agreement, arrangement or understanding (whether written or oral) with respect to Aris or any of its securities, businesses or operations with any shareholder of Aris, any interested party of Aris or any related party of any interested party of Aris, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(oo)

Bankruptcy and Insolvency. None of GCM or any of its subsidiaries has made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof nor has any petition for a receiving order been presented in respect of it. None of

GCM or any of its subsidiaries has initiated any Legal Proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution and, to the knowledge of GCM, no such legal proceedings have been threatened by any other person. No receiver has been appointed in respect of GCM or any of its subsidiaries or any of their respective property or assets and no execution or distress has been levied upon any of their respective property or assets and, to the knowledge of GCM, no such Legal Proceedings have been threatened by any other person.

(pp)	Investment Canada Act. GCM is not a “non Canadian” within the meaning of the Investment Canada Act.

(qq)

Downstream Transaction. GCM is a control person (as such term is defined under Securities Laws) with respect to Aris and to the knowledge of GCM, no related party (as such term is defined under MI 61-101) of GCM beneficially owns or exercises control or direction over, other than through its interest in GCM, more than five per cent of any class of voting or equity securities of Aris

(rr)

SubCo. As at the Effective Time (i) SubCo will have been declared as an Unrestricted Subsidiary and (ii) SubCo will not have had any assets, liabilities or commercial operations and will not have carried on any business other than the completion of the Arrangement.

(ss)

Caldas Holding. Caldas Holding is the sole legal and beneficial owner of, and has good and marketable title to, all of the Aris Shares owned or controlled, directly or indirectly, by GCM free and clear of all Liens and it has not assigned, mortgaged or in any way alienated or encumbered any of its interests in such Aris Shares.

4.2	Survival of Representations and Warranties

The representations and warranties of GCM contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS

5.1	Covenants of Aris Regarding the Conduct of Business

Aris covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, applicable Laws or any Governmental Entities or as consented to by GCM in writing, Aris shall, and shall cause each of its material subsidiaries to, conduct its business in the Ordinary Course. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, or as set out in Schedule 5.1 of the Aris Disclosure Letter, Aris shall not, nor shall it permit any of its material subsidiaries to, directly or indirectly, without the prior written consent of GCM (which consent shall not be unreasonably withheld or delayed):

(a)

(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Aris or any of its material subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Aris Shares owned by any person or the securities of any subsidiary owned by a person other than GCM other than, in the case of any subsidiary wholly-owned by Aris, any dividends payable to Aris or any other wholly-owned subsidiary of Aris; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any Aris PSUs, Aris DSUs, shares of Aris or its material subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Aris or its material subsidiaries, other than: (A) the issuance of the Aris Shares pursuant to the terms of the outstanding the Aris Convertible Securities; (B) normal course issuance of Aris DSUs to Aris Gold directors at the end of each quarter in accordance past practice (C) transactions in the Ordinary Course between two or more Aris wholly-owned subsidiaries or between Aris and an Aris wholly-owned subsidiary; and (D) as required under applicable Law or existing Material Contracts set forth in Schedule 3.1(u) of the Aris Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Aris or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Aris or any of its material subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into any agreement with respect to any of the foregoing;

(b)

except in the Ordinary Course: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Aris or any of its material subsidiaries for an amount greater than $5 million, in the aggregate; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $5 million, in the aggregate; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; (iv) pay, discharge or satisfy any material liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; (vi) enter into new commitments of a capital expenditure nature in excess of $5 million, in the aggregate, except in accordance with current approved budgets that have been disclosed to GCM; or (vii) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(c)

other than as is necessary to comply with applicable Laws or Contracts, or in accordance with the Aris Benefit Plans: (i) grant to any officer, employee or director of Aris or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of Aris or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, employee or director of Aris or any of its subsidiaries, other than the declaration and payment of cash bonuses in the Ordinary Course; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Aris Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Aris or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, officer or employee of Aris or any of its subsidiaries; or (vi) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; or (vii) provide for accelerated vesting, removal of restrictions on exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time;

(d)

settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $5 million, (i) any material action, claim or proceeding brought against Aris and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(e)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect Aris or any of its material subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Aris or any of its material subsidiaries from competing in any manner;

(f)	waive, release or assign any material rights, claims or benefits of Aris or any of its material subsidiaries;

(g)

other than in the Ordinary Course: (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; or (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(h)

change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any Tax liability in excess of $5 million, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(i)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals;

(j)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Aris to consummate the Arrangement or the other transactions contemplated by this Agreement; or

(k)	agree, resolve or commit to do any of the foregoing.

Aris shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Aris or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6, none of Aris or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Aris shall keep GCM fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Aris; provided, however, that the failure to do so shall not constitute a breach of this Agreement that, in and of itself, may lead to termination of this Agreement.

Aris shall promptly notify GCM in writing of any circumstance or development that, to the knowledge of Aris, is or could reasonably be expected to constitute a Material Adverse Effect.

5.2	Covenants of GCM Regarding the Conduct of Business

GCM covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, applicable Laws or any Governmental Entities or as consented to by Aris in writing, GCM shall, and shall cause each of its material subsidiaries to, conduct its business in the Ordinary Course. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, or as set out in Schedule 5.2 of the GCM Disclosure Letter, GCM shall not, nor shall it permit any of its material subsidiaries to, directly or indirectly, without the prior written consent of Aris (which consent shall not be unreasonably withheld or delayed):

(a)

(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of GCM or any of its material subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the GCM Shares owned by any person or the securities of any subsidiary owned by a person other than GCM other than, in the case of any subsidiary wholly-owned by GCM, any dividends payable to GCM or any other wholly-owned subsidiary of GCM; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any GCM PSUs, GCM DSUs, shares of GCM or its material subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of GCM or its material subsidiaries, other than: (A) the issuance of GCM Shares pursuant to the terms of the outstanding GCM Convertible Securities; (B) transactions in the Ordinary Course between two or more GCM wholly-owned subsidiaries or between GCM and a GCM wholly-owned subsidiary; and (C) as required under applicable Law or existing Material Contracts set forth in Schedule 4.1(u) of the GCM Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of GCM or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of GCM or any of its material subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into any agreement with respect to any of the foregoing;

(b)

except in the Ordinary Course: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of GCM or any of its material subsidiaries for an amount greater than $5 million, in the aggregate; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $5 million, in the aggregate; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; (iv) pay, discharge or satisfy any material liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; (vi) enter into new commitments of a capital expenditure nature in excess of $5 million, in the aggregate, except in accordance with current approved budgets that have been disclosed to Aris; or (vii) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(c)

other than as is necessary to comply with applicable Laws or Contracts or in accordance with the GCM Benefit Plans: (i) grant to any officer, employee or director of GCM or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of GCM or any of its subsidiaries; (iii) other than payments contemplated by Section 5.13, take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, employee or director of GCM or any of its subsidiaries, other than the declaration and payment of cash bonuses in the Ordinary Course; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any GCM Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of GCM or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, officer or employee of GCM or any of its subsidiaries; (vi) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; or (vii) provide for accelerated vesting, removal of restrictions on exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time;

(d)

settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $5 million, (i) any material action, claim or proceeding brought against GCM and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(e)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect GCM or any of its material subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect GCM or any of its material subsidiaries from competing in any manner;

(f)	waive, release or assign any material rights, claims or benefits of GCM or any of its material subsidiaries;

(g)

other than in the Ordinary Course: (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; or (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(h)

change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any Tax liability in excess of $5 million, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(i)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals;

(j)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of GCM to consummate the Arrangement or the other transactions contemplated by this Agreement; or

(k)	agree, resolve or commit to do any of the foregoing.

GCM shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by GCM or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6, none of GCM or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

GCM shall keep Aris fully informed as to all material decisions or actions required to be made with respect to the operations of the business of GCM; provided, however, that the failure to do so shall not constitute a breach of this Agreement that, in and of itself, may lead to termination of this Agreement.

GCM shall promptly notify Aris in writing of any circumstance or development that, to the knowledge of GCM is or could reasonably be expected to constitute a Material Adverse Effect.

5.3	Covenants of Aris Relating to the Arrangement

Aris shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Aris or any of its subsidiaries under this Agreement, co-operate with GCM in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Aris shall and, where applicable, shall cause its subsidiaries to:

(a)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Aris or any of its subsidiaries and Aris shall file as soon as reasonably practicable with all applicable Governmental Entities all notices, applications, submissions or other documents or information required and, without limiting the foregoing, Aris shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from any Governmental Entity in connection with such approval; and, in doing so, keep GCM reasonably informed as to the status of the proceedings related to obtaining such approvals, including providing GCM with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to GCM’s outside counsel on an “external counsel” basis), in order for GCM to provide its comments thereon, which shall be given due and reasonable consideration;

(b)

use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third-party consents, approvals and notices required under, and shall use commercially reasonable efforts to obtain all amendments reasonably requested by GCM in respect of, any Material Contracts and all Key Consents, all as set out in the Aris Disclosure Letter;

(c)	defend all lawsuits or other legal, regulatory or other proceedings against Aris challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)	use commercially reasonable efforts to assist GCM in making the necessary arrangements to restructure, payout or otherwise deal with GCM’s and Aris’ indebtedness;

(e)

except as permitted by this Agreement, not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Aris to consummate the Arrangement or the other transactions contemplated by this Agreement; and

(f)

until the earlier of the Effective Time and termination of this Agreement, Aris shall, subject to applicable Law, make available and cause to be made available to GCM, and the agents and advisors thereto, information reasonably requested by GCM for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of GCM and Aris following the Effective Date and confirming the representations and warranties of Aris set out in this Agreement.

5.4	Covenants of GCM Relating to the Arrangement

GCM shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by GCM or any of its subsidiaries under this Agreement, co-operate with Aris in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, GCM shall and, where appropriate, shall cause its subsidiaries to:

(a)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to GCM or any of its subsidiaries and GCM shall file as soon as reasonably practicable with all applicable Governmental Entities all notices, applications, submissions or other documents or information required and, without limiting the foregoing, GCM shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from any Governmental Entity in connection with such approval; and, in doing so, keep Aris reasonably informed as to the status of the proceedings related to obtaining such approvals, including providing Aris with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Aris’ outside counsel on an “external counsel” basis), in order for Aris to provide its reasonable comments thereon, which shall be given due and reasonable consideration;

(b)

subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, issue to the Aris Shareholders the Consideration Shares to be issued pursuant to the Arrangement at the time provided herein;

(c)

GCM shall do all things necessary to: (i) allot, set aside and reserve for issuance such number of GCM Shares as may be issuable following the Effective Time on any exercise, redemption or conversion of the Aris Convertible Securities in accordance with their terms;

(ii) assume all obligations in respect of the Aris DSUs and Aris PSUs; and (iii) perform the obligations of GCM required prior to the Effective Time pursuant to (a) the Aris Convertible Securities upon the adjustment of the Aris Convertible Securities to become exercisable, redeemable or otherwise convertible for GCM Shares following the Effective Time pursuant to the underlying agreement, indenture, certificate, plan or other terms and conditions attaching thereto; and (b) the Aris DSUs and Aris PSUs upon the assumption thereof;

(d)

ensure that, with effect as and from the Effective Time, the GCM Board will consist of nine directors, as follows: Ian Telfer (Independent Chair), Serafino Iacono, Neil Woodyer, David Garofalo, Hernan Martinez, Peter Marrone, Attie Roux, Daniela Cambone and Mónica de Greiff, unless otherwise agreed upon by the Parties, provided all such members of the GCM Board consent to act as director on the GCM Board, meet the qualification requirements to serve as a director under the rules and policies of the TSX and shall be eligible under the BCBCA to serve as a director;

(e)

use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third-party consents, approvals and notices required under, and shall use commercially reasonable efforts to obtain all amendments reasonably requested by Aris in respect of, any Material Contracts and all Key Consents, all as set out in the GCM Disclosure Letter;

(f)	defend all lawsuits or other legal, regulatory or other proceedings against GCM challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(g)	use commercially reasonable efforts to assist Aris in making the necessary arrangements to restructure, payout or otherwise deal with GCM’s and Aris’ indebtedness;

(h)

except as permitted by this Agreement, not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of GCM to consummate the Arrangement or the other transactions contemplated by this Agreement;

(i)

until the earlier of the Effective Time and termination of this Agreement, GCM shall, subject to applicable Law, make available and cause to be made available to Aris, and the agents and advisors thereto, information reasonably requested by Aris for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of GCM and Aris following the Effective Date and confirming the representations and warranties of GCM set out in this Agreement;

(j)

at the Aris Meeting or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to this Agreement or the transactions contemplated by this Agreement is sought, GCM shall cause any Aris Shares and/or Aris Convertible Securities, as applicable, beneficially owned or controlled, directly or indirectly, by GCM to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Aris Shares and/or Aris Convertible Securities in favour of the approval of the Arrangement, including in favour of the Aris Arrangement Resolution, any other transactions contemplated in this Agreement and any other matter necessary for the consummation of the Arrangement;

(k)

at any meeting of securityholders of Aris or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Aris Shares and/or Aris Convertible Securities is sought (including by written consent in lieu of a meeting), GCM shall cause any Aris Shares and/or Aris Convertible Securities, as applicable, beneficially owned or controlled, directly or indirectly, by GCM (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) Aris Shares and/or Aris Convertible Securities against (i) any Acquisition Proposal, (ii) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of either of the Parties in this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by this Agreement;

(l)

GCM agrees not to directly or indirectly (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any Aris Shares and/or Aris Convertible Securities, beneficially owned or controlled, directly or indirectly, by GCM to any person, other than pursuant to this Agreement, (ii) grant any proxies or power of attorney, deposit any of its Aris Shares and/or Aris Convertible Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to such Aris Shares and/or Aris Convertible Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity or commit any act that could limit, restrict or affect GCM’s legal power, authority, or right to vote any of such Aris Shares and/or Aris Convertible Securities or otherwise prevent or disable GCM from performing any of GCM’s obligations under this Section, or (iv) requisition or join in the requisition of any meeting of any of the securityholders of Aris for the purpose of considering any resolution; and

(m)	enter into the Denarius Investor Support Agreement on the Effective Date.

5.5	Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in ARTICLE 6 to the extent the same is within its control and to take, or cause to be taken, as promptly as practicable, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder, including giving the other Party a reasonable opportunity to review and comment on any filing or submission being made to a Governmental Entity in connection with the Key Regulatory Approvals, which comments the receiving Party shall give due consideration to, and providing the other Party with a final copy of any filing or submission made to a Governmental Entity (where a Party regards any information in a filing or submission to be both confidential and competitively sensitive, the supplying Party may restrict the supply of such information to the receiving Party’s external legal counsel only and such receiving Party shall not request or receive such information from its external legal counsel without the supplying Party’s written consent); (v) provide the other Party with any communications received from a Governmental Entity in connection with obtaining the Key Regulatory Approvals; (vi) neither Party shall attend any meeting with a Governmental Entity in connection with obtaining the Key Regulatory Approvals, whether such meeting will be by teleconference or in person, without affording the other Party a reasonable opportunity to attend such meeting (provided that the Governmental Entity does not object to the attendance of both Parties at any such meeting); in addition, subject to the terms and conditions of this Agreement, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; and (vii) the Parties shall exchange such information that a Party reasonably requests for the purposes of determining whether any filing or notices to a Governmental Entity under any competition or anti-trust laws outside of Canada must be submitted in connection with the transactions contemplated by this Agreement;

(b)

it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by this Agreement;

(c)

it shall use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of Consideration Shares to the Aris Shareholders pursuant to the Plan of Arrangement;

provided, however, that this Section 5.5 shall not require GCM or Aris to take any steps or actions that would, in its sole discretion, as applicable, affect its or its subsidiaries’ right to own, use or exploit its business, operations or assets or those of GCM or Aris or any of their subsidiaries including, for greater certainty, divesting or agreeing to divest of any assets of GCM, Aris or any of their respective subsidiaries, terminating any existing relationships, contractual rights or obligations of GCM, Aris or any of their respective subsidiaries or effecting any change or restructuring of GCM, Aris or any of their respective subsidiaries in order to obtain the Key Regulatory Approvals prior to the Outside Date.

5.6	Management Team

GCM shall ensure that, with effect as and from the Effective Time, GCM’s management team will include Neil Woodyer as Chief Executive Officer together with other senior officers of Aris.

5.7	Resignations

Prior to the Effective Time, each of Aris and GCM shall use commercially reasonable efforts to cause, and it shall cause any of its subsidiaries to use commercially reasonable efforts to cause, those directors and officers of Aris and GCM, respectively, and its subsidiaries listed in Schedule 5.7 of the Aris Disclosure Letter and GCM Disclosure Letter, respectively, to provide resignations and mutual releases, in form and substance satisfactory to Aris and GCM, each acting reasonably, effective as at the Effective Time and each of Aris and GCM shall, and shall cause its subsidiaries, to enter into such mutual releases, as applicable.

5.8	SubCo Incorporation and Performance

Prior to the Effective Time:

(a)	GCM shall incorporate a wholly-owned subsidiary under the BCBCA (“SubCo”);

(b)

the GCM Board shall validly designate SubCo an Unrestricted Subsidiary in accordance with the GCM Unsecured Note Indenture and shall take all steps necessary to give effect to and maintain such designation; and

(c)	SubCo shall not acquire any assets, incur any liabilities or undertake any commercial operations and will not carry on any business other than the completion of the Arrangement.

GCM hereby guarantees in favour of Aris the due and punctual performance by SubCo of SubCo’s obligations under the Arrangement and this Agreement.

5.9	Caldas Performance

GCM hereby guarantees in favour of Aris the due and punctual performance by Caldas Holding of Caldas Holding’s obligations under the Arrangement and this Agreement.

5.10	GCM Series 1 Preferred Shares

Prior to the Effective Time, the GCM Board shall do all things necessary to create the GCM Series 1 Preferred Shares, including fixing the designation, and attaching special rights and restrictions to the GCM Series 1 Preferred Shares on terms and conditions acceptable to Aris, acting reasonably, all as contemplated in the Plan of Arrangement.

5.11	Aris Name Change

On the business day immediately prior to the Effective Date, Aris shall alter its notice of articles in accordance with section 257 in order to change its name to “1281995 B.C. Ltd.” or such other name as may be acceptable to Aris, acting reasonably.

5.12	Pre-Acquisition Reorganization

Each Party agrees that, upon request of the other Party, such Party shall perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the other Party may request, acting reasonably (each a “Pre-Acquisition Reorganization”) provided, however, that the Pre-Acquisition Reorganization shall not:

(a)	impede, delay or prevent completion of the Arrangement;

(b)

in the opinion of such Party, acting reasonably, prejudice (i) Aris Shareholders or other securityholders of Aris (if such Party is Aris) or (ii) GCM Shareholders or other securityholders of GCM (if such Party is GCM), as applicable, in any material respect;

(c)	unreasonably interfere in any material operations of such Party or its subsidiaries prior to the Effective Time;

(d)	require such Party to acquire the consent of any third parties, including under any applicable Contracts of such Party;

(e)	require such Party or any of its subsidiaries to contravene any Laws, their respective organizational documents or any Contracts of such Party;

(f)

result in any Taxes being imposed on, or any adverse Tax or other adverse consequences to, any (i) Aris Shareholders or other securityholders of Aris (if such Party is Aris) or (ii) GCM Shareholders or other securityholders of GCM (if such Party is GCM), as applicable, incrementally greater (unless de minimis) than the Taxes or other adverse consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization;

(g)	be effective prior to the Aris Meeting (if such Party is Aris) or the GCM Meeting (if such Party is GCM); or

(h)	be effective unless the parties have satisfied or waived the conditions in ARTICLE 6.

A Party requesting a Pre-Acquisition Reorganization must provide written notice to the Party to be performing the Pre-Acquisition Reorganization of any proposed Pre-Acquisition Reorganization at least fifteen (15) Business Days prior to the Effective Date. Upon receipt of such notice, the Parties shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement, and shall seek to have any such Pre-Acquisition Reorganization made effective prior to the Effective Date. The requesting Party agrees to waive any breach of a representation, warranty or covenant of this Agreement by the Party to be performing the Pre-Acquisition Reorganization where such breach is a direct result of an action taken by such Party in good faith pursuant to a request by the other requesting Party in accordance with this Section 5.12. Without limiting the foregoing and other than as set forth in this Section 5.12 above, the Party to be performing the Pre-Acquisition Reorganization shall use commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons required to effect each Pre-Acquisition Reorganization, and such Party shall cooperate with the other requesting Party in structuring, planning and implementing any such Pre-Acquisition Reorganization.

Each Party agrees that it will be responsible for all costs and expenses (including any professional fees and expenses) associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the other Party and its affiliates (and their officers, directors and employees (to the extent that such employees are assessed with statutory liability therefor)) for all direct and indirect costs or losses, including any adverse Tax consequences, out-of-pocket costs and expenses, including out-of-pocket legal fees and disbursements, incurred in connection with any Pre-Acquisition Reorganization.

5.13	GCM Management Termination Payments

Immediately prior to the Effective Time (and not earlier than the business day prior to the Effective Date), GCM shall make the GCM Management Termination Payments.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Aris or GCM, acting reasonably, on appeal or otherwise;

(b)

the Court shall have determined that the terms and conditions of the issuance of the Consideration Shares to Aris Shareholders pursuant to the Plan of Arrangement are procedurally and substantively fair to Aris Shareholders and the Final Order shall have been granted in a form satisfactory to Aris and GCM, acting reasonably;

(c)	the Aris Shareholder Approval shall have been obtained at the Aris Meeting in accordance with the Interim Order;

(d)	the GCM Shareholder Approval shall have been obtained at the GCM Meeting;

(e)

there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against GCM or Aris which shall prevent the consummation of the Arrangement;

(f)	the Key Regulatory Approvals and Key Consents shall have been obtained and shall remain in effect;

(g)	this Agreement shall not have been terminated in accordance with its terms;

(h)

the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators); and

(i)

the GCM Board shall have completed all actions necessary required for the GCM Board to be composed of the following nine directors as of the Effective Time: Ian Telfer (Independent Chair), Serafino Iacono, Neil Woodyer, David Garofalo, Hernan Martinez, Peter Marrone, Attie Roux, Daniella Cambone and Mónica de Greiff, unless otherwise agreed upon by the Parties.

6.2	Additional Conditions Precedent to the Obligations of GCM

The obligations of GCM to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of GCM and may be waived by GCM):

(a)

all covenants of Aris under this Agreement to be performed on or before the Effective Time which have not been waived by GCM shall have been duly performed by Aris in all material respects, and GCM shall have received a certificate of Aris addressed to GCM and dated the Effective Time, signed by two executive officers on behalf of Aris (on Aris’ behalf and without personal liability), confirming the same as at the Effective Date;

(b)

all representations and warranties of Aris set forth in this Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct in all respects, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by Aris in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date the accuracy of which shall be determined as of that specified date); and GCM shall have received a certificate of Aris addressed to GCM and dated the Effective Time, signed on behalf of Aris by two executive officers of Aris (on Aris’ behalf and without personal liability), confirming the same as at the Effective Date;

(c)

since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Aris;

(d)	the GCM Management Termination Payments shall have been made; and

(e)	holders of no more than 5% of the Aris Shares shall have exercised Dissent Rights.

The foregoing conditions will be for the sole benefit of GCM and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of Aris

The obligations of Aris to complete the transactions contemplated by this Agreement, shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Aris and may be waived by Aris):

(a)

all covenants of GCM under this Agreement to be performed on or before the Effective Time which have not been waived by Aris shall have been duly performed by GCM in all material respects, and Aris shall have received a certificate of GCM, addressed to Aris and dated the Effective Time, signed on behalf of GCM by two executive officers of GCM (on GCM’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

all representations and warranties of GCM set forth in this Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct in all respects, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by GCM in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date the accuracy of which shall be determined as of that specified date); and Aris shall have received a certificate of GCM, addressed to Aris and dated the Effective Time, signed on behalf of GCM by two executive officers of GCM (on GCM’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)

since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on GCM;

(d)	the actions required to be taken by GCM pursuant to Section 5.4(d) with effect as and from the Effective Time shall have been taken;

(e)	the resignations and mutual releases contemplated by Section 5.7 shall have been executed and delivered; and

(f)	GCM shall have complied with its obligations under Section 2.10 and the Depositary shall have confirmed receipt of the Consideration Shares contemplated thereby.

The foregoing conditions will be for the sole benefit of Aris and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

7.1.1    Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

7.1.2    GCM may not exercise its rights to terminate this Agreement pursuant to Section 8.2.1(c)(iv) and Aris may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(d)(iv) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten business days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

7.2	Non-Solicitation

7.2.1    Neither Party shall, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of such Party or any of its subsidiaries (collectively, the “Representatives”): (i) make, solicit, assist, initiate, promote, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate, directly or indirectly, in any discussions or negotiations with any person (other than the other Party or any of its affiliates) regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, an Acquisition Proposal; provided, however, a Party may communicate with any person making an Acquisition Proposal for the purpose of advising such person that the Acquisition Proposal could not reasonably be expected to result in a Superior Proposal; (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal, or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in relation to an Acquisition Proposal; (v) make a Change in Recommendation; or (vi) make any public announcement or take any other action inconsistent with the recommendation of the GCM Board to approve the Arrangement, in the case of GCM, or the Aris Board, in the case of Aris.

7.2.2  Each Party shall, and shall cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by it, its subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, such Party will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding such Party and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding such Party and its subsidiaries. Each Party agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2.2) and each Party undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof.

7.2.3  Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement or of any other agreement between GCM and Aris, if at any time following the date of this Agreement and prior to obtaining the Aris Shareholder Approval, in the case of Aris, or the GCM Shareholder Approval, in the case of GCM, a Party receives a bona fide, written Acquisition Proposal that did not result from a breach of Section 7.2.1 or 7.2.2 and that the board of directors of such Party determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms (disregarding, for the purposes of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation), could reasonably be expected to lead to a Superior Proposal, then such Party may, in response to a request made by the party making such Acquisition Proposal provided it is in compliance with Section 7.2.4:

(a)	furnish information with respect to such Party and its subsidiaries to the person making such Acquisition Proposal;

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal; and/or

(c)	waive any standstill provision or agreement that would otherwise prohibit such person from making such Acquisition Proposal;

provided that such Party shall not, and shall not allow its Representatives to, disclose any non-public information to such person: (i) if such non-public information has not been previously provided to, or is not concurrently provided to the other Party hereto; and (ii) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement; provided, however, that any such agreement shall not preclude such person from making a Superior Proposal.

7.2.4  Each Party shall promptly notify the other Party, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, of the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall provide the other Party with a copy of any such proposal, inquiry, offer or request, a copy of any agreement entered into in accordance with Section

7.3 hereof and a copy of any other agreements which relate to the Acquisition Proposal to which it has access, or any amendment to any of the foregoing. The Party receiving the Acquisition Proposal shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as the other Party may reasonably request and shall keep the other Party fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from the other Party with respect thereto.

7.2.5    Subject to Section 7.3, (i) at any time following the date of this Agreement and prior to obtaining the Aris Shareholder Approval, if Aris receives an Acquisition Proposal that did not result from a breach of this Section 7.2 and which the Aris Board concludes in good faith constitutes a Superior Proposal, it may, subject to compliance with the procedures set forth in Sections 7.3, 7.4 and 8.2, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, and (ii) at any time following the date of this Agreement and prior to obtaining the GCM Shareholder Approval, if GCM receives an Acquisition Proposal that did not result from a breach of this Section 7.2 and which the GCM Board concludes in good faith constitutes a Superior Proposal, it may, subject to compliance with the procedures set forth in Sections 7.3, 7.4 and 8.2, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

7.2.6    Each Party shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors, employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 7.2, and it shall be responsible for any breach of this Section 7.2 by such officers, directors, employees and any financial advisors or other advisors or representatives.

7.3	Right to Match

7.3.1  Each Party covenants that it will not accept, approve, endorse or recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than, for clarity, a confidentiality and standstill agreement permitted by Section 7.2.3) or make a Change in Recommendation as a result thereof unless:

(a)

the Party receiving such proposal (the “Receiving Party”) has complied with its obligations under Section 7.2 and has provided the other Party (the “Responding Party”) with a copy of the Superior Proposal and all related documentation described in Section 7.2.4; and

(b)

a period (the “Response Period”) of four business days has elapsed from the date that is the later of: (x) the date on which the Responding Party receives written notice from the Receiving Party that it has determined, subject only to compliance with this Section 7.3, to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal; and (y) the date the Responding Party receives a copy of the Superior Proposal and all related documents described in Section 7.2.4.

7.3.2    During the Response Period, the Responding Party will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including modification of the consideration. The Receiving Party shall review any such offer by the Responding Party to amend this Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which the Responding Party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the Responding Party to be amended. If the Receiving Party determines that the Acquisition Proposal no longer constitutes a Superior Proposal, when assessed against this Agreement and the Plan of Arrangement as they are proposed to be amended by the Responding Party, the Receiving Party will cause it to enter into an amendment to this Agreement with the Responding Party incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect. If the Receiving Party determines that the Acquisition Proposal continues to be a Superior Proposal, it may recommend that holders of its securities accept such Superior Proposal provided that before doing so it terminates this Agreement and pays the Termination Fee pursuant to Section 8.2.1(c)(ii) or Section 8.2.1(d)(ii), as applicable, in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

7.3.3  Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Receiving Party’s securities shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and the Responding Party shall be afforded a new Response Period and the rights afforded in Section 7.3.2 in respect of each such Acquisition Proposal.

7.3.4  Where at any time within ten days before the Aris Meeting or the GCM Meeting, as applicable, the Receiving Party has provided the Responding Party with a notice under Section 7.3.1(a) hereof, an Acquisition Proposal has been publicly disclosed or announced, and the Response Period has not elapsed, then, subject to applicable Laws, at the Responding Party’s request, the Receiving Party will postpone or adjourn the Aris Meeting or the GCM Meeting, as applicable, to a date acceptable to the Responding Party, acting reasonably, which shall not be later than ten days after the scheduled date of the Aris Meeting or the GCM Meeting, as applicable, and shall, in the event that the Parties amend the terms of this Agreement pursuant to Section 7.3.2, ensure that the details of such amended Agreement are communicated to the shareholders of the Receiving Party prior to the postponed meeting or resumption of the adjourned meeting, as the case may be.

7.4	Expenses and Termination Fees

7.4.1  All fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

7.4.2  If an Aris Termination Fee Event occurs, Aris shall pay GCM (by wire transfer of immediately available funds) the Termination Fee.

7.4.3  If a GCM Termination Fee Event occurs, GCM shall pay Aris (by wire transfer of immediately available funds) the Termination Fee.

7.4.4  For the purposes of this Agreement, “Termination Fee” means $6,000,000.

7.4.5  For the purposes of this Agreement, “Aris Termination Fee Event” means the termination of this Agreement:

(a)

by GCM pursuant to Section 8.2.1(c)(i) [Change in Recommendation], except where the Change in Recommendation which has led to the termination pursuant to Section 8.2.1(c)(i) was made solely because of the occurrence of a Material Adverse Effect on GCM;

(b)	by GCM pursuant to Section 8.2.1(c)(v) [Breach of Non-Solicitation];

(c)	by GCM pursuant to Section 8.2.1(c)(vii)[Superior Proposal];

(d)	by Aris pursuant to Section 8.2.1(d)(ii); or

(e)

by either Party pursuant to Section 8.2.1(b)(iii) [Aris Shareholder Approval] if, in either case, prior to the earlier of the termination of this Agreement or the holding of the Aris Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Aris shall have been made to Aris or publicly announced by any person (other than GCM or any of its affiliates) and not withdrawn prior to the Aris Meeting and within 12 months following the date of such termination:

(i)	any Acquisition Proposal is consummated by Aris; or

(ii)

Aris and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Aris Board approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Section 7.4.5(e) all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

7.4.6  For the purposes of this Agreement, “GCM Termination Fee Event” means the termination of this Agreement:

(a)

by Aris pursuant to Section 8.2.1(d)(i) [Change in Recommendation], except where the Change in Recommendation which has led to the termination pursuant to Section 8.2.1(d)(i) was made solely because of the occurrence of a Material Adverse Effect on Aris; or

(b)	by Aris pursuant to Section 8.2.1(d)(v) [Breach of Non-Solicitation]; or

(c)	by Aris pursuant to Section 8.2.1(d)(vii) [Superior Proposal]; or

(d)	by GCM pursuant to Section 8.2.1(c)(ii) [Superior Proposal]; or

(e)

by either Party pursuant to Section 8.2.1(b)(iv) [GCM Shareholder Approval] if, in either case, prior to the earlier of the termination of this Agreement or the holding of the GCM Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to GCM shall have been made to GCM or publicly announced by any person (other than Aris or any of its affiliates) and not withdrawn prior to the GCM Meeting and within 12 months following the date of such termination:

(i)	any Acquisition Proposal is consummated by GCM; or

(ii)

GCM and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the GCM Board approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Section 7.4.6(e) all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

7.4.7  If an Aris Termination Fee Event described in any of Sections 7.4.5(a), (b), or (c) occurs, the Termination Fee shall be payable by Aris to GCM within three business days of the occurrence of such Aris Termination Fee Event. If an Aris Termination Fee Event described in Section 7.4.5(d) occurs, the Termination Fee shall be payable by Aris to GCM simultaneously with the occurrence of such Aris Termination Fee Event. If an Aris Termination Fee Event described in Section 7.4.5(e) occurs, the Termination Fee shall be payable by Aris to GCM concurrently with the closing of the applicable transaction referred to therein.

7.4.8  If a GCM Termination Fee Event described in any of Sections 7.4.6(a), (b), or (c) occurs, the Termination Fee shall be payable by GCM to Aris simultaneously with the occurrence of such GCM Termination Fee Event. If a GCM Termination Fee Event described in Section 7.4.6(d) occurs, the Termination Fee shall be payable by GCM to Aris simultaneously with the occurrence of such GCM Termination Fee Event. If a GCM Termination Fee Event described in Section 7.4.6(e) occurs, the Termination Fee shall be payable by GCM to Aris concurrently with the closing of the applicable transaction referred to therein.

7.4.9  Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Aris irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where a Party is entitled to the Termination Fee and such Termination Fee is paid in full, such Party shall be precluded from any other remedy against the other Party at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

7.4.10  Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement or fraud.

7.4.11  Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.4.12  In no event shall a Party be obligated to pay to the other Party an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee and the Termination Fee shall, in any case, only be paid once by a Party.

7.5	Access to Information; Confidentiality

7.5.1  From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Aris shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to GCM and to the officers, employees, agents and Representatives of GCM such access as GCM may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish GCM with all data and information as GCM may reasonably request.

7.5.2  From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, GCM shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Aris and to the officers, employees, agents and Representatives of Aris such access as Aris may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Aris with all data and information as Aris may reasonably request.

7.5.3 GCM and Aris acknowledge and agree that information furnished pursuant to this Section 7.5 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.6	Insurance and Indemnification

7.6.1  (a) GCM will, or will cause Aris and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Aris and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that GCM acknowledges and agrees that prior to the Effective Date Aris may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date with the prior written consent of GCM.

(b) GCM will purchase run off directors’ and officers’ liability insurance for a period of six years from the Effective Date for the benefit of any resigning GCM directors or officers.

7.6.2  GCM agrees that it shall (i) directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Aris and its subsidiaries, and (ii) directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Aris and its subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

7.6.3  The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, their heirs and their legal representatives and, for such purpose, the Parties, as applicable, hereby confirm that they are acting as agent and trustee on their behalf.

ARTICLE 8

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

8.2.1  This Agreement, other than Section 7.4 hereof, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Aris Arrangement Resolution by the Aris Shareholders, or of this Agreement and the GCM Resolution by the GCM Shareholders or the approval of the Arrangement by the Court):

(a)	by mutual written agreement of Aris and GCM; or

(b)	by either Aris or GCM, if:

(i)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by such Outside Date; or

(ii)

after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Aris or GCM from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)

the Aris Arrangement Resolution shall have failed to obtain the Aris Shareholder Approval at the Aris Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(iv)	the GCM Resolution shall have failed to obtain the GCM Shareholder Approval at the GCM Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order.

(c)	by GCM, if:

(i)	the Aris Board makes a Change in Recommendation; or

(ii)	GCM enters into a legally binding agreement with respect to a Superior Proposal, provided that concurrently with such termination, GCM pays the Termination Fee payable pursuant to Section 7.4; or

(iii)	any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iv)

subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Aris set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that GCM is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(v)

Aris is in breach or in default of any of its obligations or covenants set forth in Section 7.2 other than an immaterial breach of Aris’ obligations under Section 7.2 to provide notice of an Acquisition Proposal to GCM within a prescribed period; or

(vi)

the Aris Meeting has not occurred on or before September 30, 2022, provided that the right to terminate this Agreement pursuant to this Section 8.2.1(c)(vi) shall not be available to GCM if the failure by GCM to fulfil any obligation hereunder is the cause of, or results in, the failure of the Aris Meeting to occur on or before such date; or

(vii)	Aris enters into a legally binding agreement relating to a Superior Proposal;

(d)	by Aris, if:

(i)	the GCM Board makes a Change in Recommendation; or

(ii)	Aris enters into a legally binding agreement with respect to a Superior Proposal; provided that concurrently with such termination, Aris pays the Termination Fee payable pursuant to Section 7.4; or

(iii)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iv)

subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of GCM set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Aris is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(v)

GCM is in breach or in default of any of its obligations or covenants set forth in Section 7.2, other than an immaterial breach of Aris’ obligations under Section 7.2 to provide notice of an Acquisition Proposal to Aris within a prescribed period; or

(vi)

the GCM Meeting has not occurred on or before September 30, 2022, provided that the right to terminate this Agreement pursuant to this Section 8.2.1(d)(vi) shall not be available to Aris if the failure by Aris to fulfil any obligation hereunder is the cause of, or results in, the failure of the GCM Meeting to occur on or before such date; or

(vii)	GCM enters into a binding agreement relating to a Superior Proposal.

8.2.2  The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give prompt written notice of such termination to the other Party.

8.2.3  If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 5.12 (solely with respect to cost reimbursement and indemnification), 7.4, 7.5.3, 9.1, 9.3, 9.6 and 9.7 and the provisions of the Confidentiality Agreement (including any standstill provisions contained therein) shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination. If this Agreement is terminated pursuant to Section 8.1 because of the occurrence of the Effective Time, the provisions of Section 7.6 shall survive such termination for a period of six years.

8.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Aris Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.4	Waiver

Any Party may: (i) extend the time for the performance of any of the obligations or acts of the other Party; (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9

GENERAL PROVISIONS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If the Arrangement is consummated, neither Party shall, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Date; and

(b)	which does not relate directly to the carrying on the business of such Party or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Each Party shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Each Party shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

9.2	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to GCM:

GCM Mining Corp.

401 Bay Street, Suite 2400

P.O. Box 15

Toronto, ON M5H 2Y4

	Attention:	Amanda Fullerton, General Counsel & Secretary
Email:

with a copy (which shall not constitute notice) to:

Wildeboer Dellelce LLP
Suite 800, 365 Bay Street
Toronto, ON M5H 2V1

	Attention:	Peter Volk
Email:

(b)	if to Aris:

Aris Gold Corp.
550 Burrard Street, Suite 2900
Vancouver, BC V6C 0A3

	Attention:	Ashley Baker, General Counsel and Corporate Secretary
Email:

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
550 Burrard Street, Suite 2900
Vancouver, BC V6C 0A3

	Attention:	Georald Ingborg
Email:

9.3	Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.4	Injunctive Relief

Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto, the Aris Disclosure Letter and the GCM Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.9	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

IN WITNESS WHEREOF GCM and Aris have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GCM MINING CORP.

By:	“Michael Davies” (Signed)
Name: Michael Davies
Title: Chief Financial Officer

ARIS GOLD CORPORATION

By:	“Neil Woodyer” (Signed)
Name: Neil Woodyer
Title: Chief Executive Officer

Signature Page to Arrangement Agreement

SCHEDULE A

TO THE ARRANGEMENT AGREEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

(see attached)

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

(a)

“Adjusted Option In-The-Money Amount” means, in respect of an Aris Option following adjustment of such option at and from the Effective Time as contemplated by Section 3.1(d)(xv), the amount, if any, by which the total fair market value of the GCM Shares that a holder is entitled to acquire on exercise of such Aris Option following adjustment at and from the Effective Time exceeds the aggregate exercise price to acquire such GCM Shares at that time;

(b)	“AmalCo” has the meaning ascribed thereto in Section 3.1(d);

(c)	“AmalCo Shares” means the common shares of AmalCo;

(d)	“Amalgamation” has the meaning ascribed thereto in Section 3.1(d);

(e)	“Aris” means 1281995 B.C. Ltd., formerly Aris Gold Corporation, a company existing under the BCBCA;

(f)

“Aris Broker Warrants” means the broker warrants of Aris, expiring December 19, 2022, each entitling the holder thereof to purchase one unit of Aris comprised of one Aris Share and one Aris Unlisted Warrant at an exercise price of C$2.00 per unit;

(g)	“Aris Convertible Securities” means the Aris Options and Aris Warrants;

(h)

“Aris Dissenting Shareholder” means a registered holder of Aris Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Aris Shares, but only in respect of Aris Shares in respect of which Dissent Rights are validly exercised and not withdrawn by such holder;

(i)

“Aris Listed Warrant Indenture” means the warrant indenture dated as of July 29, 2020 entered into between Aris and Odyssey, as modified and supplemented by the first supplemental warrant indenture between Aris and Odyssey dated August 26, 2020 and by the second supplemental warrant indenture between Aris and Odyssey dated December 3, 2020;

(j)	“Aris Listed Warrants” means the warrants of Aris issued under the Aris Listed Warrant Indenture;

(k)

“Aris Meeting” means the special meeting of the Aris Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

(l)	“Aris Option Plan” means the incentive stock option plan of Aris approved by the Aris Shareholders on June 25, 2020;

(m)

“Aris Option In-The-Money Amount” means, in respect of an Aris Option, the amount, if any, by which the total fair market value of the Aris Shares that a holder is entitled to acquire on exercise of the Aris Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Aris Shares at that time;

(n)	“Aris Options” means options granted by Aris to purchase Aris Shares pursuant to the Aris Option Plan;

(o)	“Aris Shareholders” means, at any time, the holders of Aris Shares;

(p)	“Aris Shares” means the common shares of Aris, as currently constituted;

(q)

“Aris Unlisted Warrant Indenture” means the warrant indenture dated as of December 19, 2019 entered into between Caldas Finance Corp. and Odyssey, as modified and supplemented by the supplemental warrant indenture between 1241868 B.C. Ltd., Aris and Odyssey dated February 24, 2020;

(r)

“Aris Unlisted Warrants” means the warrants of Aris issued or to be issued under the Aris Unlisted Warrant Indenture upon the exercise of the Aris Broker Warrants, expiring December 19, 2024, each entitling the holder thereof to purchase one Aris Share at an exercise price of C$3.00 per Aris Share;

(s)	“Aris Warrants” means the Aris Broker Warrants, the Aris Listed Warrants and the Aris Unlisted Warrants;

(t)

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with the Arrangement Agreement or this Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of Aris and GCM, each acting reasonably;

(u)	“Arrangement Agreement” means the arrangement agreement dated as of July 25, 2022 between GCM and Aris, as amended, amended and restated or supplemented prior to the Effective Date;

(v)	“BCBCA” means the Business Corporations Act (British Columbia);

(w)	“Book-Entry Shares” shall mean non-certificated shares represented by book-entry;

(x)	“business day” means any day other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia or Toronto, Ontario;

(y)	“Caldas Holding” means Caldas Holding Corp., a company existing under the BCBCA;

(z)	“Consideration Shares” means 0.5 of a GCM Share for each Aris Share;

(aa)	“Court” means the Supreme Court of British Columbia;

(bb)

“Depositary” means any trust company, bank or financial institution jointly selected by GCM and Aris, acting reasonably, for the purpose of, among other things, exchanging certificates representing Aris Shares for certificates representing Consideration Shares in connection with the Arrangement;

2

(cc)	“Dissent Right” shall have the meaning ascribed thereto in Section 4.1;

(dd)	“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Arrangement Agreement;

(ee)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

(ff)

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement, in form and substance acceptable to Aris and GCM, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of Aris and GCM at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Aris and GCM, each acting reasonably) on appeal;

(gg)	“final proscription date” shall have the meaning ascribed thereto in Section 5.5;

(hh)

“Former Aris Shareholders” means the holders of Aris Shares immediately prior to the Effective Time, other than any Aris Dissenting Shareholder properly exercising Dissent Rights, GCM, Caldas Holding or any other affiliate of GCM;

(ii)	“GCM” means GCM Mining Corp., a company existing under the BCBCA;

(jj)	“GCM Note” means the non-interest bearing demand promissory note issued by GCM evidencing GCM’s obligation to pay to the holder of such promissory note the principal amount of US$64,000,000;

(kk)

“GCM Series 1 Preferred Shares” means the series 1 preferred shares in the capital of GCM to be created as a series of the preferred shares in the capital of GCM under this Plan of Arrangement, having the special rights and restrictions as set out in Schedule A hereto;

(ll)	“GCM Shares” means the common shares of GCM, as currently constituted;

(mm)

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the Toronto Stock Exchange, The Singapore Exchange Limited and the NEO Exchange Inc.;

(nn)	“Interim Order” means the interim order of the Court made pursuant to section 291 of the BCBCA in connection with the Arrangement, including any amendment thereto;

(oo)

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person(s) or its business,

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undertaking, property or securities and emanate from a person having jurisdiction over the person(s) or its or their business, undertaking, property or securities;

(pp)

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(qq)	“Odyssey” means Odyssey Trust Company;

(rr)

“Plan of Arrangement” means this plan of arrangement, and any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement or at the direction of the Court;

(ss)	“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof;

(tt)	“SubCo” means [●], a company existing under the BCBCA;

(uu)	“SubCo Shares” means the common shares of SubCo, as currently constituted;

(vv)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(ww)

“Taxes” mean any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which GCM, Aris or any of their subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not;

(xx)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

(yy)	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or

4

interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of any gender shall include all genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Schedules

The following Schedule is attached to this Plan of Arrangement and is incorporated in and forms part hereof:

Schedule A       SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO SERIES 1

 PREFERRED SHARES OF GCM MINING CORP.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

The Arrangement shall, without any further act of formality required on the part of any person, become effective at the Effective Time and shall be binding at or after the times referred to in Section 3.1 upon: (a) Aris; (b) GCM; (c) AmalCo; (d) SubCo; (e) Caldas Holding; (f) the Aris Shareholders (including Aris Dissenting Shareholders); (g) the holders of any Aris Convertible Securities; (h) any transfer agent therefor; (i) the Depositary; and (j) all other persons, and in each case their respective agents, heirs, executors, administrators and other legal representatives, successors and assigns.

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ARTICLE 3

ARRANGEMENT

3.1	Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the order set out below without any further authorization, act or formality:

(a)	the notice of articles of GCM be amended to:

(i)	change the name of GCM to “Aris Gold Corporation” and the articles of GCM be altered to reflect such change; and

(ii)

alter the authorized share structure of GCM to create up to a maximum of 1,000 GCM Series 1 Preferred Shares designated as “Series 1 Preferred” shares, to be a new series of the preferred shares of GCM, without par value and attaching the special rights and restrictions as set out in Schedule A of this Plan of Arrangement, and the articles of GCM be altered by adding such special rights and restrictions as Section 2.1(2) of the Articles;

(b)

all Aris Shares held by Caldas Holding shall be transferred to GCM, without any further act or formality on its part, free and clear of all Liens and in consideration therefor GCM shall issue to Caldas Holding the GCM Note and 1,000 fully paid and non-assessable GCM Series 1 Preferred Shares for all such Aris Shares, and the name of Caldas Holding shall be removed from the central securities register maintained by or on behalf of Aris as a holder of Aris Shares and GCM shall be entered in the central securities register maintained by or on behalf of Aris as the holder of such Aris Shares;

(c)

each Aris Share held by an Aris Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Aris, and Aris shall thereupon be obliged to pay the amount therefor determined and payable in accordance with ARTICLE 4 hereof, and (i) the name of such holder shall be removed from the central securities register maintained by or on behalf of Aris as a holder of Aris Shares and such Aris Shares so transferred, as the case may be, shall be cancelled and cease to be outstanding; and (ii) such Aris Dissenting Shareholders will cease to have any rights as Aris Shareholders other than the right to be paid the fair value for their Aris Shares by Aris; and

(d)

Aris and SubCo shall amalgamate to continue as one corporate entity (as so amalgamated, “AmalCo”) with the same effect as if they had amalgamated under section 276 of the BCBCA (the “Amalgamation”) except that the legal existence of SubCo will not cease and SubCo will survive, and, without limiting the foregoing, the separate legal existence of Aris will cease without Aris being liquidated or wound up, SubCo and Aris will continue as one corporation, AmalCo, and the property of Aris will become the property of AmalCo and on the following terms and otherwise on the terms set out in this Plan of Arrangement and the Final Order implementing this Plan of Arrangement. From and after the Amalgamation:

(i)	the name of AmalCo shall be “Aris Gold Holdings Corp.”, as shall be set out in the notice of articles of AmalCo;

(ii)	the shareholders of AmalCo shall have the powers and the liability provided in the BCBCA;

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(iii)

all of the property, rights and interests of each of Aris and SubCo immediately before the Amalgamation shall become property, rights and interests of AmalCo by virtue of the Amalgamation, and the Amalgamation shall not constitute an assignment by operation of Law, a transfer or any other disposition of the property, rights and interests of either of Aris or SubCo to AmalCo;

(iv)

all of the liabilities of each of Aris and SubCo immediately before the Amalgamation shall become liabilities of AmalCo by virtue of the Amalgamation and AmalCo shall continue to be liable for the obligations of each of Aris and SubCo;

(v)

any legal proceedings being prosecuted or pending by or against Aris or SubCo are unaffected by the Amalgamation and every such legal proceeding may be prosecuted, or their prosecution may be continued, as the case may be, by or against AmalCo;

(vi)	any existing cause of action, claim or liability to prosecution against either Aris or SubCo shall be unaffected;

(vii)	a conviction against, or a ruling, order or judgment in favour of or against, either Aris or SubCo may be enforced by or against AmalCo;

(viii)	the initial directors of AmalCo shall be:

(1)	Neil Woodyer with a prescribed address of 425 Hornby Street, Vancouver, British Columbia, V6C 2Y2;

(2)	Doug Bowlby with a prescribed address of 425 Hornby Street, Vancouver, British Columbia, V6C 2Y2; and

(3)	Robert Eckford with a prescribed address of 425 Hornby Street, Vancouver, British Columbia, V6C 2Y2;

as to be set out in the notice of articles of AmalCo;

(ix)

the notice of articles and articles of AmalCo shall be the notice of articles and articles of SubCo immediately prior to the Amalgamation other than to reflect 3.1(d)(i) and (viii), and the registered and records office of AmalCo shall be the registered and records office of SubCo immediately prior to the Amalgamation;

(x)

each SubCo Share held by a holder thereof shall be cancelled and the holder’s name shall be removed from the register of holders of SubCo Shares, and in exchange therefor, the holder thereof shall receive, and AmalCo shall issue, for each SubCo Share, one fully paid and non-assessable AmalCo Share and the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such SubCo Share in accordance herewith;

(xi)

each Aris Share held by a Former Aris Shareholder immediately prior to the Amalgamation will be cancelled and the holder’s name shall be removed from the central securities register maintained by or on behalf of Aris as a holder of Aris Shares, and in exchange therefor, on the Amalgamation, the holder thereof shall receive, and GCM shall issue, for each Aris Share, fully paid and non-assessable Consideration Shares (and, for greater certainty, the holder thereof shall receive no consideration on the Amalgamation other than such Consideration Shares), subject to Section 3.2, Section 3.3 and ARTICLE

7

5 hereof, and the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Aris Share in accordance herewith;

(xii)

each Aris Share held by GCM will be cancelled and GCM’s name shall be removed from the register of holders of Aris Shares, and in exchange therefor, GCM shall receive, and AmalCo shall issue, for each Aris Share, one fully paid and non-assessable AmalCo Share and GCM shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Aris Shares in accordance herewith;

(xiii)

in consideration of the issuance by GCM of the GCM Shares comprising the Consideration Shares pursuant to Section 3.1(d)(xi), AmalCo shall issue to GCM one fully paid and non-assessable AmalCo Share for each GCM Share comprising part of the Consideration Shares issued pursuant to Section 3.1(d)(xi);

(xiv)

the amount added to the capital of GCM shall be the paid-up capital (as that term is used for purposes of the Tax Act) of the Aris Shares (other than the Aris Shares held by Aris Dissenting Shareholders or GCM) immediately prior to the Effective Time; and

(xv)

each Aris Convertible Security outstanding immediately prior to the Effective Time shall be adjusted to be exercisable, redeemable or otherwise convertible into GCM Shares based on the exchange ratio contemplated by the Consideration Shares in lieu of any Aris Shares such Aris Convertible Security was exercisable, redeemable or otherwise convertible into prior to the Effective Time in accordance with the adjustment provisions of the applicable underlying agreement, indenture, certificate, plan or other terms and conditions attaching thereto and GCM shall issue such GCM Shares upon such due exercise, redemption or other conversion of such Aris Convertible Securities. In the event that the Adjusted Option In-The-Money Amount in respect of an Aris Option following such adjustment exceeds the Aris Option In-The-Money Amount in respect of such Aris Option, the exercise price per GCM Share of such Aris Option following such adjustment will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Adjusted Option In-The-Money Amount in respect of such Aris Option following such adjustment does not exceed the Aris Option In-The-Money Amount in respect of such Aris Option.

3.2	Post-Effective Time Procedures

(a)

On the Effective Date, GCM shall deliver or arrange to be delivered to the Depositary certificates or their electronic equivalent representing the GCM Shares required to be issued to Former Aris Shareholders in accordance with the provisions of Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Aris Shareholders for distribution to such Former Aris Shareholders in accordance with the provisions of ARTICLE 5 hereof.

(b)

Subject to the provisions of ARTICLE 5 hereof, Former Aris Shareholders shall be entitled to receive delivery of the certificates representing the GCM Shares to which they are entitled pursuant to Section 3.1(d)(xi) hereof.

3.3	No Fractional GCM Shares

No fractional GCM Shares shall be issued to Former Aris Shareholders. The number of GCM Shares to be issued to Former Aris Shareholders shall be rounded down to the nearest whole number of GCM

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Shares in accordance with the BCBCA (with no compensation in lieu of such fractional share) in the event that a Former Aris Shareholder is entitled to a fractional share.

3.4	U.S. Securities Laws

The Arrangement shall be structured such that, assuming the Final Order is obtained, the issuance of securities under the Arrangement is expected to not require registration under the U.S. Securities Act, and the rules and regulations promulgated thereunder, in reliance on the Section 3(a)(10) Exemption.

3.5	Section 85 Election by Caldas Holding

Caldas Holding shall be entitled to make an income tax election, pursuant to subsection 85(1) of the Tax Act (and the analogous provisions of any applicable provincial income tax law), with respect to the transfer by Caldas Holding of Aris Shares to GCM, by providing two signed copies of the necessary election forms to GCM within 60 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable elected amount, determined by Caldas Holding for the purposes of such election. Thereafter, subject to the election forms complying with the provisions of the Tax Act (and any applicable provincial income tax law), the forms will be signed by GCM and returned to Caldas Holding within 90 days following the Effective Date for filing with the Canada Revenue Agency (and any applicable provincial taxing authority). GCM, Aris, SubCo and AmalCo will not be responsible for the proper completion of any such election form, except for the obligation of GCM to sign and return any such duly completed election forms which are received from Caldas Holding within 60 days of the Effective Date. GCM, Aris, SubCo and AmalCo will not be responsible for any taxes, interest or penalties resulting from the failure by Caldas Holdings to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (and any applicable provincial income tax law). In its sole discretion, GCM may choose to sign and return an election form received by it more than 60 days following the Effective Date, but GCM will have no obligation to do so.

ARTICLE 4

DISSENT RIGHTS

4.1	Dissent Rights

Pursuant to the Interim Order, registered holders of Aris Shares may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this ARTICLE 4, the Interim Order and the Final Order, with respect to Aris Shares in connection with the Arrangement, provided that the written notice of dissent to the special resolution to approve the Arrangement contemplated by section 242 of the BCBCA must be sent to Aris by holders who wish to dissent not later than 5:00 p.m. (Vancouver time) on the business day that is two business days before the Aris Meeting or any date to which the Aris Meeting may be postponed or adjourned and provided further that holders who purport to exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Aris Shares in respect of which they exercised Dissent Rights, which fair value shall be the fair value of such shares immediately before the passing by the holders of the Aris Shares of the resolution approving the Arrangement, shall be paid an amount equal to such fair value by Aris and will be deemed to have irrevocably transferred such Aris Shares in consideration for such fair value; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Aris Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Aris Shares and shall be entitled to receive only the consideration contemplated in Section 3.1(d)(xi) hereof that such holder would have received pursuant to the Arrangement if such holder had not purported to exercise Dissent Rights,

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but in no case shall Aris or any other person be required to recognize holders of Aris Shares who purport to exercise Dissent Rights as holders of Aris Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Aris Shares who exercise Dissent Rights shall be deleted from the central securities register as holders Aris Shares at the Effective Time.

4.2	Recognition of Dissenting Shareholders

(a)

In addition to any other restrictions set forth in the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Aris Convertible Securities; or (ii) Aris Shareholders who vote, or have instructed a proxyholder to vote, their Aris Shares in favour of the special resolution to approve the Arrangement at the Aris Meeting.

(b)

In no case shall Aris, GCM, SubCo, AmalCo or any other person be required to recognize a person exercising Dissent Rights, unless such person was, as applicable, the registered holder of those Aris Shares on the record date for the Aris Meeting in respect of which rights are sought to be exercised.

ARTICLE 5

DELIVERY OF GCM SHARES

5.1	Delivery of GCM Shares

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Aris Shares that were exchanged for GCM Shares in accordance with Section 3.1 hereof, together with such other documents and instruments as would have been required to effect the transfer of such Aris Shares formerly represented by such certificate under the BCBCA and the articles of Aris and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the GCM Shares that such holder is entitled to receive in accordance with Section 3.1 hereof. Upon receipt of a customary “agent’s message” by the Depositary with respect to Book-Entry Shares that were exchanged for GCM Shares in accordance with Section 3.1, together with such other documents and instruments as would have been required to effect the transfer of such Aris Shares formerly represented by such certificate under the BCBCA and the articles of Aris and such additional documents and instruments as the Depositary may reasonably require, and the Depositary shall deliver to such holder following the Effective Time, the GCM Shares that such holder is entitled to receive in accordance with Section 3.1 hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Aris Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the GCM Shares in accordance with Section 3.1 hereof.

5.2	Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Aris Shares that were exchanged for GCM Shares in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the GCM Shares that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of a certificate representing the GCM Shares that such holder is entitled

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to receive in exchange for such lost, stolen or destroyed certificate, such holder shall, as a condition precedent to the delivery of such GCM Shares, give a bond satisfactory to GCM and the Depositary in such amount as GCM and the Depositary may direct, or otherwise indemnify GCM and the Depositary in a manner satisfactory to GCM and the Depositary, against any claim that may be made against GCM or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Aris.

5.3	Distributions with Respect to Certificates not Surrendered

No dividend or other distribution declared or made after the Effective Time with respect to GCM Shares with a record date after the Effective Time shall be delivered to the holder of any certificate that has not been surrendered by the holder thereof and that, immediately prior to the Effective Time, represented outstanding Aris Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable Law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the GCM Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such GCM Shares.

5.4	Withholding Rights

Aris, GCM and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any Former Aris Shareholders under this Plan of Arrangement (including any payment to Aris Dissenting Shareholders) such amounts as Aris, GCM or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Tax, including under the Tax Act, the U.S. Tax Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by Aris, GCM or the Depositary, as the case may be. For the purposes hereof, to the extent that such amounts are so deducted and withheld, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person to whom such amounts would otherwise have been paid hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of Aris, GCM or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any GCM Shares to which any such person may otherwise be entitled under this Plan of Arrangement on behalf of such person to satisfy such person’s tax liability, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

5.5	Limitation and Proscription

To the extent that a Former Aris Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the GCM Shares that such Former Aris Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such GCM Shares shall be delivered to GCM by the Depositary and the share certificates shall be cancelled by GCM, and the interest of the Former Aris Shareholder in such GCM Shares to which it was entitled shall be terminated as of such final proscription date.

5.6	No Additional Consideration

No Former Aris Shareholder shall be entitled to receive any consideration or entitlement with respect to any Aris Shares, other than any consideration or entitlement to which such holder is entitled to receive

11

in accordance with Section 3.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith.

5.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to Aris Shares issued and outstanding immediately prior to the Effective Time; (b) the rights and obligations of Aris, GCM, AmalCo, SubCo, Caldas Holdings, the Aris Shareholders (including Aris Dissenting Shareholders), the holders of any Aris Convertible Securities, any transfer agent therefor, and the Depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Aris Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

Aris and GCM reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Aris and GCM, (iii) filed with the Court and, if made following the Aris Meeting, approved by the Court, and (iv) communicated to holders or former holders of Aris Shares if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Aris at any time prior to the Aris Meeting provided that GCM shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Aris Meeting (other than as may be required under the Interim Order), as applicable, shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Aris Meeting shall be effective only if: (i) it is consented to in writing by each of Aris and GCM; and (ii) if required by the Court, it is consented to by holders of the Aris Shares voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by GCM provided that it concerns a matter which, in the reasonable opinion of GCM, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to any Former Aris Shareholder.

6.2	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Aris, GCM, AmalCo, SubCo, and Caldas Holdings, shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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Schedule A

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO SERIES 1 PREFERRED SHARES OF GCM MINING CORP.

(see attached)

SCHEDULE B

TO THE ARRANGEMENT AGREEMENT

ARIS ARRANGEMENT RESOLUTION

The text of the Aris Arrangement Resolution which the Aris Shareholders will be asked to pass at the Aris Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)

the arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving GCM Mining Corp. (“GCM”), Aris Gold Corporation (the “Company”) and securityholders of the Company, all as more particularly described and set forth in the management information circular (the “Circular”) of the Company accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), and all transactions contemplated thereby, is hereby authorized, approved and adopted;

(2)

the arrangement agreement (the “Arrangement Agreement”) among GCM and the Company dated July 25, 2022 and all the transactions contemplated therein, the full text of which is attached as a schedule to the Circular, the actions of the directors of the Company in approving the Arrangement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

(3)

the plan of arrangement (the “Plan of Arrangement”) of the Company implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(4)

the Company is authorized and directed to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement;

(5)

notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company to:

a.	amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

b.	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement and/or any related transaction;

(6)

any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute, whether under corporate seal of the Company or otherwise, and to deliver such other documents as are necessary or desirable in accordance with the Arrangement Agreement for filing; and

(7)

any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

a.	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C

TO THE ARRANGEMENT AGREEMENT

KEY REGULATORY APPROVALS

Aris and GCM

The Competition Approval shall have been obtained and shall remain in effect.

Approval of the listing and posting for trading on the TSX, subject only to satisfaction of the standard listing conditions, of the Consideration Shares and any GCM Shares underlying the Aris Convertible Securities, at the Effective Time.